UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 12, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, November 11 2008, entitled “HALF-YEAR FINANCIAL REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008”

VODAFONE GROUP PLC HALF-YEAR FINANCIAL REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008	Embargo: Not for publication before 07:00 hours 11 November 2008

Key highlights(1):

•	Group revenue of £19.9 billion, an increase of 17.1%

	–	Europe: revenue up 14.3%, with outgoing voice usage up 11.6%

	–	EMAPA: revenue growth of 25.7%, reflecting the acquisition in India

	–	Group data revenue up 48.6% to £1.4 billion

•	Group adjusted operating profit up by 10.5% to £5.8 billion

	–	Group EBITDA increased by 10.3% to £7.2 billion

	–	Verizon Wireless operating profit up 14.9% driven by 12.2% revenue growth(2)

•	Free cash flow excluding licence and spectrum payments of £3.1 billion, up 15.9%

	–	European capital intensity of 8.4%(3)

	–	Net cash flow from operations of £6.1 billion

•	Adjusted effective tax rate of 26.5% in first half; full year rate expected to be similar

•	Adjusted earnings per share up by 17.1% to 7.52 pence. Basic earnings per share of 4.04 pence

Revised dividend policy:

•	The Board has adopted a progressive dividend policy

•	Interim dividend up by 3.2% to 2.57 pence per share

Updated outlook:

•	Free cash flow outlook increased notwithstanding lower underlying trading expectations

•	Revenue range of £38.8 billion to £39.7 billion, adjusted operating profit of £11.0 billion to £11.5 billion and free cash flow of £5.2 billion to £5.7 billion

Vittorio Colao, Chief Executive, commented:

“Vodafone has again delivered strong cash generation and we have raised free cash flow guidance despite the reduction in underlying expectations for trading. Our updated strategy reflects the changing economic and market conditions and it will drive execution with a continuing focus on free cash flow. We will improve operational performance through customer value enhancement and cost efficiency, supported by a £1 billion cost reduction programme. We will pursue growth opportunities in total communications, specifically mobile data, enterprise and broadband. In our emerging markets, the priority will be execution and we intend to further strengthen capital discipline. Vodafone has the right assets and strategy to ensure continuing leadership of the industry and to deliver attractive returns to shareholders.”

(1)	See page 4 for Group financial highlights, page 33 for use of non-GAAP financial information and page 41 for definition of terms.

(2)	Growth rates based on amounts in local currency.

(3)	Including common functions.

CHIEF EXECUTIVE’S STATEMENT

The first half results reflect a solid overall performance in a challenging operating and a weaker macro economic environment.

Group revenue increased by 17.1% to £19.9 billion, substantially due to foreign currency benefits, with organic growth of 0.9%. The Group is increasingly focused on cash flow generation. Free cash flow excluding licence and spectrum payments increased by 15.9% to £3.1 billion, with foreign currency again a key driver as well as lower tax payments, offsetting the lower dividends received from SFR.

Europe revenue increased by 14.3% to £14.5 billion. Revenue fell by 1.1% on an organic basis, with ongoing price pressure on core voice and messaging services largely compensated by continued strong data growth. EBITDA margins declined by two percentage points, in line with our expectations, driven by higher customer costs and investment in fixed line services. Italy and Germany continue to execute well and Spain has stabilised in the second quarter. We underperformed recently in the UK but have put in place appropriate actions. Capital intensity for the total of Europe and common functions was kept stable compared to last year at 8.4%. Europe operating free cash flow remained solid at £3.6 billion.

In EMAPA, revenue grew by 25.7% to £5.4 billion driven by the India acquisition last year. On a pro forma basis, revenue grew by 14.4%. Organic growth was 8.8%, with strong growth in Vodacom and Egypt offset by a weaker performance in Turkey. EMAPA operating free cash flow excluding licence and spectrum payments was stable at £0.5 billion, after investing £0.6 billion in India. India revenue grew by 41% on a like for like basis, with a 5.6 percentage point reduction in the EBITDA margin driven largely by pricing pressures, the impact from IT outsourcing and initial launch costs in new circles. We continue to invest significantly in the network in India to drive customer growth and scale in this low penetration market. We have had to reduce the carrying value of Turkey by £1.7 billion to reflect higher, market driven, discount rates, together with the effects of a tougher competitive environment. Our turnaround in Turkey is taking longer than we anticipated and we are focusing on completing our network optimisation and improving distribution as priorities.

Adjusted operating profit increased by 10.5% to £5.8 billion reflecting foreign currency benefits and strong growth in Verizon Wireless. Adjusted earnings per share increased by 17.1% to 7.52 pence, largely driven by foreign exchange benefits and a further reduction in tax rates.

Strategy review

In May 2006, we formulated a five point strategy which served us well for more than two years. We have broadly maintained or improved share against our largest or reference competitors in most of our markets and delivered on our key cost targets. We have increased the share of revenue from non-core mobile services from 10% to 15% and we also successfully increased our exposure to higher growth markets. Our dividend policy resulted in an average annual increase of 11% in dividends and our capital structure policy has proved right for the business, particularly in the current market context.

However, a number of challenges have evolved. Elasticity on core voice and messaging services remains below one, competitive and regulatory pressures continue to be strong, and recently we have not met our expectations in some markets. We are clearly entering into a more difficult macro economic environment. These factors led the Board to conclude that we should review whether the strategy established in May 2006 remained appropriate for the current environment.

The fundamentals of Vodafone and our industry continue to be attractive; the sector leaders continue to be able to generate strong cash flow. In terms of revenue prospects, whilst prices are likely to continue to decrease in Europe, the scope for usage growth remains significant, as demonstrated in markets such as the US and India. Mobile data is also proving to be in high demand: effective communications drive productivity benefits, meaning businesses and individuals need more, not less, of our services. A greater range of data devices and portable computers, at increasingly lower costs, are enlarging the addressable market. On the cash cost side, only about a third of our operating costs are fixed, and about a quarter depend on growth in voice minutes and data traffic. We controlled these costs well over the last two years. The remaining component of costs, some 40%, is market driven, providing significant scope for us to adapt in the event of greater economic pressures. Overall, our current European capital intensity of around 10% of revenue already contains a component of investment for growth.

Vodafone has three key attributes which strongly differentiate us from our competitors: firstly, our scale in technology with which we continue to drive network and IT savings through consolidation and centralisation of core activities; secondly, our strong presence in the enterprise market, in large corporates as well as in small and medium sized businesses, as a consequence of the consistently high quality of our products and services; and finally, our brand, especially in consumer pull markets.

Our strategy will now be focused on four key objectives: drive operational performance, pursue growth opportunities in total communications, execute in emerging markets and strengthen capital discipline.

We will drive operational performance through customer value enhancement, rather than revenue stimulation, and cost efficiency. Value enhancement involves maximising the value of our existing customer relationships, not just the revenue. We will shift our approach away from unit pricing and unit based tariffs to propositions that deliver much more value to our customers in return for greater commitment, incremental penetration of the account or more balanced commercial costs. This will require a more disciplined approach to commercial costs to ensure our investment is focused on those customers with higher lifetime value. In essence, we are confident that by targeting our offers, we can deliver more value to our customers and have a better financial outcome for Vodafone. Customer value enhancement replaces revenue stimulation.

Cost efficiency requires us to continue to deliver scale benefits through optimisation of operating and capital expenditure. We have a significant number of cost programmes across the Group which we expect to reduce current operating costs by approximately £1 billion per annum by the 2011 financial year to offset the pressures from cost inflation and the competitive environment and to enable investment in revenue growth opportunities. As a result, on a like for like basis, we are targeting broadly stable operating costs in Europe and for operating costs to grow at a lower rate than revenue in EMAPA between the 2008 and 2011 financial years. Capital intensity is expected to be at or below 10% over this period in Europe and to trend to European levels in EMAPA over the longer term.

On growth opportunities, the three target areas are Mobile data, Enterprise and Broadband. We have already made significant progress on mobile data, with annualised revenue of £2.8 billion, but the opportunity remains significant with the penetration of data devices still relatively low in Europe and almost nil in emerging markets. In enterprise, we have a strong position in core mobile services and we have built a solid presence in 18 months in multi-national accounts through Vodafone Global Enterprise. Our strategy is to leverage this strength to expand our offerings into the broader enterprise communications market locally, serving SoHo and SMEs with shared platforms and services, supported by our local sales forces. For broadband, we continue to adopt a market by market approach focused on the service, rather than the technology, and targeted at enterprise and high value consumers as a priority.

We are already represented in most of the key emerging markets where significant growth is expected in the coming years. Our principal focus now will be on execution in these markets, in particular in India, Turkey and our African footprint following our recent agreement to acquire control of Vodacom. We will also seek to maximise the mobile data opportunity. There are few potential large new markets of interest to us and we will be cautious and selective on future expansion.

The final objective is capital discipline. We remain committed to our low single A rating target, which we consider to be appropriate in the current environment, and comfortable with our liquidity position. Our focus is on free cash flow generation and ensuring appropriate investment in our existing businesses. We see increasing dividends as the primary reward to shareholders. Given our credit rating and the current level of cash flow and dividends, this leaves limited debt capacity.

We see in-market consolidation as a positive for our industry and we would support consolidation. As previously mentioned, our focus is principally on our existing emerging markets rather than expansion and any significant acquisition would likely need to be funded through portfolio disposals. We remain focused on value creation for our non-controlled assets. Verizon Wireless is one of the leading assets in an attractive market and we are increasingly co-operating on terminals, enterprise and future technology to deliver further value for the Group.

The Board has reviewed the present dividend policy in the light of recent foreign exchange rate volatility, the impact of amortisation of acquired intangible assets and the current economic environment and has concluded that it should instead adopt a progressive policy, where dividend growth reflects the underlying trading and cash performance of the Group. Accordingly, the interim dividend for the current financial year will be increased by 3.2% to 2.57 pence per share.

For the current year, we have updated our outlook to reflect the environment we are operating in and beneficial changes in foreign exchange rates. The Group is now expecting a slight increase in the level of free cash flow generation notwithstanding a reduction in underlying expectations for revenue and adjusted operating profit.

Our updated strategy repositions us appropriately in the current environment. We need to improve execution in our existing businesses and deliver on our cost targets. We will pursue growth in total communications and focus on our existing emerging markets, with only selective and cautious footprint expansion. Finally, we must strengthen our approach to capital discipline. Our priority is free cash flow generation and we will continue to target £5 billion to £6 billion of free cash flow per annum, excluding licence and spectrum payments and any potential CFC tax settlement.

We have the right assets and the right strategy to ensure Vodafone continues to be an industry leading player and deliver attractive returns to shareholders.

GROUP FINANCIAL AND OPERATING HIGHLIGHTS

		2008	2007	Change %

	Page	£m	£m	Reported	Organic

Financial information(1)

Revenue	23	19,902	16,994	17.1	0.9

Operating profit	23	4,071	5,208	(21.8)

Profit before taxation	23	3,314	4,560	(27.3)

Profit for the period	23	2,169	3,327	(34.8)

Basic earnings per share (pence)	23	4.04p	6.22p	(35.0)

Capitalised fixed asset additions(2)	34	2,380	1,982	20.1

Net cash flow from operating activities	18,29	6,065	4,860	24.8

Performance reporting(1) (3)

Group EBITDA	6	7,243	6,565	10.3	(3.2)

Adjusted operating profit	6,36	5,771	5,223	10.5	(1.0)

Adjusted profit before tax	8,36	5,288	4,701	12.5

Adjusted effective tax rate	8	26.5%	30.1%

Adjusted profit for the period attributable to equity shareholders	8,36	3,985	3,397	17.3

Adjusted basic earnings per share (pence)	8,36	7.52p	6.42p	17.1

Free cash flow excluding licence and spectrum payments	18	3,101	2,675	15.9

Free cash flow(4)	18	2,429	2,661	(8.7)

Net debt(2)	19	27,715	23,253	19.2

This Half-Year Financial Report contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure. Further disclosures are provided under “Use of non-GAAP financial information” on page 33.

Notes:

(1)	Amounts presented at 30 September or for the six months then ended.

(2)	See page 41 for definition of terms.

(3)

Where applicable, these measures are stated excluding non-operating income of associates, impairment losses and other income and expense, amounts in relation to equity put rights and similar arrangements (see note 2 in investing income and financing costs on page 7) and certain foreign exchange differences. See page 33 for use of non-GAAP financial information.

(4)	Includes licence and spectrum payments of £672 million (2007: £14 million), of which £647 million relates to Vodafone Qatar.

OUTLOOK FOR THE 2009 FINANCIAL YEAR

Please see page 33 for use of non-GAAP financial information, page 41 for definition of terms and page 42 for forward-looking statements.

	Previous			Foreign	Updated

	outlook(1)	Operational	Acquisitions	exchange(2)	outlook(3)

	£ billion	£ billion	£ billion	£ billion	£ billion

Revenue	Around 39.8	(1.0)	0.2	0.3	38.8 to 39.7

Adjusted operating profit	11.0 to 11.5	(0.4)	–	0.4	11.0 to 11.5

Capitalised fixed asset additions	5.3 to 5.8	(0.2)	0.1	–	5.2 to 5.7

Free cash flow(4)	5.1 to 5.6	0.1	(0.1)	0.1	5.2 to 5.7

Notes:
(1)		On 22 July 2008, the Group updated its original expectations, indicating revenue was expected to be around the lower end of the quoted £39.8 billion to £40.7 billion range.

(2)

The Group’s outlook update reflects current expectations for average foreign exchange rates for the second half of the 2009 financial year of approximately £1:€1.26 (full year average of €1.26; originally €1.30) and £1:US$1.67 (full year average of US$1.80; originally US$1.96). A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency.

(3)

The updated outlook includes the impact of the Group’s acquisition of stakes in Ghana, Qatar and Poland and by SFR of Neuf Cegetel. The outlook does not reflect the additional 15% stake in Vodacom, as this is not expected to be material in the 2009 financial year, or Verizon Wireless’ pending acquisition of Alltel.

(4)		Excludes spectrum and licence payments, but includes estimated payments in respect of long standing tax issues.

Operating conditions are expected to continue to be challenging in Europe given ongoing competitive and regulatory pressures and recent economic conditions in certain markets. Whilst the current economic environment is also impacting emerging markets, increasing market penetration is expected to continue to result in overall strong growth for the EMAPA region.

As a result of these factors, revenue is now expected to be in the range of £38.8 billion to £39.7 billion, with the lower operational performance being partially offset by foreign exchange movements and recent acquisitions.

Adjusted operating profit is still expected to be in the £11.0 billion to £11.5 billion range. Cost programmes and direct cost savings are expected to mitigate a significant proportion of the revenue shortfall, with foreign exchange benefits offsetting the balance.

The outlook ranges reflect updated assumptions for average foreign exchange rates for the 2009 financial year, which are beneficial compared to the original assumptions both for the euro and the US dollar, but given recent volatility are potentially subject to further material change. A one eurocent change in the sterling/euro exchange rate in the second half of the financial year would impact revenue by approximately £100 million and adjusted operating profit by approximately £30 million. A one US cent change in the sterling/US dollar exchange rate would impact adjusted operating profit by approximately £10 million.

Total depreciation and amortisation charges are still anticipated to be around £6.5 billion to £6.6 billion, higher than the 2008 financial year, primarily as a result of the ongoing investment in capital expenditure in India and the impact of changes in foreign exchange rates.

The Group now expects capitalised fixed asset additions to be in the range of £5.2 billion to £5.7 billion, slightly lower than previously envisaged, reflecting cost control as a consequence of lower expected revenue. Capital intensity for the total of the Europe region and common functions is still expected to be around 10%, with significant investment in growth being maintained in India.

Free cash flow excluding spectrum and licence payments is now expected to be in the range of £5.2 billion to £5.7 billion, higher than previously expected, with adverse operating cash flow offset by lower capital expenditure and tax payments and beneficial foreign exchange movements.

The adjusted effective tax rate percentage for the 2009 financial year and the medium term is expected to be similar to the half year rate of 26.5%, lower than previously expected and reflecting ongoing improvements in the Group’s internal capital structure and a lower weighted average statutory rate.

FINANCIAL RESULTS

GROUP RESULTS(1)

					Six months ended
			Common		30 September
	Europe	EMAPA	Functions	Eliminations	2008	2007	% change
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	9,147	4,121	–	(1)	13,267	11,781
Messaging revenue	1,734	437	–	–	2,171	1,888
Data revenue	1,145	246	–	–	1,391	936
Fixed line revenue	1,199	38	–	–	1,237	802
Other service revenue	429	217	–	(72)	574	480
Total service revenue	13,654	5,059	–	(73)	18,640	15,887	17.3	0.9
Other revenue	826	349	93	(6)	1,262	1,107
Total revenue	14,480	5,408	93	(79)	19,902	16,994	17.1	0.9
Direct costs	(3,291)	(1,574)	(4)	73	(4,796)	(3,908)
Customer costs	(3,960)	(1,207)	(116)	–	(5,283)	(4,426)
Operating expenses	(1,988)	(925)	327	6	(2,580)	(2,095)
EBITDA	5,241	1,702	300	–	7,243	6,565	10.3	(3.2)
Depreciation and amortisation:
Acquired intangibles	(45)	(346)	–	–	(391)	(327)
Purchased licence	(454)	(36)	–	–	(490)	(449)
Other	(1,575)	(698)	(110)	–	(2,383)	(2,009)
Share of result in associates	296	1,496	–	–	1,792	1,443
Adjusted operating profit	3,463	2,118	190	–	5,771	5,223	10.5	(1.0)
Impairment loss					(1,700)	–
Other income and expense					–	(15)
Operating profit					4,071	5,208

Note:

(1)         The Group revised its presentation of revenue and costs during the period. Further details of this change are provided under the heading “Change in presentation” on page 41.

Revenue

Revenue increased by 17.1% to £19.9 billion, with the net impact of acquisitions and disposals, principally the acquisition of Vodafone Essar, contributing 3.7 percentage points and favourable exchange rates, mainly due to the movement in the sterling/euro exchange rate, contributing 12.5 percentage points to revenue growth. Including India and Tele2 in Italy and Spain, revenue growth was 2.6%, assuming constant exchange rates and the Group owned the businesses for the whole of the previous year.

Europe achieved revenue growth of 14.3%, but fell by 1.1% on an organic basis for the six months ended 30 September 2008. Strong organic data revenue growth, primarily driven by increased penetration of mobile PC connectivity devices, was more than offset by declines in mobile voice revenue following continued competitive pressures and regulatory reductions of termination and roaming rates.

EMAPA revenue increased by 25.7%, or 8.8% on an organic basis, for the six months ended 30 September 2008, with 8.4% organic growth for the second quarter. The customer base rose by 12.8 million to 131.9 million at 30 September 2008. India in particular performed well, contributing revenue growth of 41%, assuming the Group owned the business for the whole of the previous year. The organic growth rate in the region was lower than in the previous year as a result of increased competition in key markets as they mature and due to the inclusion of Turkey in the organic calculations for the first time.

Operating profit

Operating profit decreased to £4.1 billion, compared to £5.2 billion for the same period in the prior year, due to the growth in adjusted operating profit, offset by an impairment loss of £1.7 billion in relation to Vodafone Turkey.

Adjusted operating profit increased by 10.5% to £5.8 billion, but decreased by 1.0% on an organic basis. Favourable exchange rates, predominantly the sterling/euro exchange rate, contributed 11.9 percentage points, whilst acquisitions and disposals reduced adjusted operating profit growth by 0.4 percentage points.

In Europe, adjusted operating profit grew by 5.9% to £3.5 billion, but declined by 7.7% on an organic basis. Europe’s EBITDA margin decreased from 38.2% to 36.2% when compared to the same period last year. The decrease in margin resulted principally from higher customer costs and the Group’s increasing focus on fixed line services, such as the businesses acquired from Tele2 in Italy and Spain.

Adjusted operating profit in EMAPA increased by 21.4%, or 14.9% on an organic basis, to £2.1 billion, mainly due to the continued rise in the customer base. The EBITDA margin in EMAPA fell by 1.7 percentage points to 31.5%, driven by the decline in the margin in India and Australia.

The Group’s share of the results of associates rose to £1.8 billion, largely due to the performance of Verizon Wireless, which increased by 20.6% in local currency.

Investment income and financing costs

	Six months ended 30 September
	2008	2007
	£m	£m

Investment income	501	382
Financing costs	(1,244)	(1,280)
	(743)	(898)

Analysed as:
Net financing costs before dividends from investments	(370)	(394)
Potential interest charges arising on settlement of outstanding tax issues	(221)	(200)
Dividends from investments	108	72
	(483)	(522)
Foreign exchange(1)	86	(90)
Equity put rights and similar arrangements(2)	(346)	(286)
	(743)	(898)

Notes:

(1)         Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(2)         Includes amounts in relation to put rights and similar arrangements held by minority interest holders in certain of the Group’s subsidiaries. The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone. The amount for the six months ended 30 September 2007 also includes a charge of £333 million representing the initial fair value of the put options granted over the Essar Group’s interest in Vodafone Essar, which was recorded as an expense. Further details of these options are provided on page 58 of the Group’s Annual Report for the year ended 31 March 2008.

Net financing costs before dividends from investments decreased by 6.1% to £370 million, primarily due to favourable changes in the fair value of interest rate hedging instruments, partially offset by unfavourable exchange rate movements impacting the translation into sterling. The interest charge resulting from the 24.9% increase in average net debt was minimised due to changes in currency mix of debt and significantly lower interest rates for debt denominated in US dollars. At 30 September 2008, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,826 million (31 March 2008: £1,577 million).

Taxation

	Six months ended 30 September
	2008	2007
	£m	£m

Income tax expense	1,145	1,233
Recognition of pre-acquisition deferred tax asset	–	15
Tax on adjustments to derive adjusted profit before tax	129	19

Adjusted income tax expense	1,274	1,267
Share of associated undertakings’ tax	185	222
Adjusted income tax expense for purposes of calculating adjusted tax rate	1,459	1,489

Profit before tax	3,314	4,560
Adjustments to derive adjusted profit before tax(1)	1,974	141
Adjusted profit before tax	5,288	4,701

Add: Share of associated undertakings’ tax and minority interest	216	250
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	5,504	4,951

Adjusted effective tax rate	26.5%	30.1%

Note:

(1)         See earnings per share below.

The adjusted effective tax rate for the six months ended 30 September 2008 was 26.5% compared to 30.1% for the same period last year. The rate is lower than that of the prior year due to a lower weighted average statutory rate and structural benefits from the ongoing enhancement of the Group’s internal capital structure. The adjusted effective tax rate for the year ending 31 March 2009 is expected to be similar to the rate for the six months ended 30 September 2008.

Earnings per share

Adjusted earnings per share increased by 17.1% to 7.52 pence for the six months ended 30 September 2008, with substantially all of the increase arising from movements in exchange rates. Basic earnings per share decreased by 35.0% to 4.04 pence, primarily due to the impairment loss of £1.7 billion in relation to Vodafone Turkey.

	Six months ended 30 September
	2008	2007
	£m	£m

Profit from continuing operations attributable to equity shareholders	2,140	3,290
Adjustments:
Impairment loss	1,700	–
Other income and expense	–	15
Non-operating income and expense(1)	14	(250)
Foreign exchange(2)	(86)	90
Equity put rights and similar arrangements(2)	346	286
	1,974	141

Tax on the above items	(129)	(19)
Recognition of pre-acquisition deferred tax asset	–	(15)
Adjusted profit from continuing operations attributable to equity shareholders	3,985	3,397

	million	million
Weighted average number of shares outstanding – basic	53,006	52,935
Weighted average number of shares outstanding – diluted	53,205	53,116

Notes:

(1)         The £250 million adjustment for the six months ended 30 September 2007 represents the profit on disposal of the Group’s 5.60% stake in Bharti Airtel.

(2)         See notes 1 and 2 in investment income and financing costs on page 7.

EUROPE RESULTS(1)

	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Six months ended 30 September 2008
Voice revenue	2,014	1,721	1,997	1,638	8	1,814	(45)	9,147
Messaging revenue	364	392	208	472	1	298	(1)	1,734
Data revenue	365	182	186	226	–	186	–	1,145
Fixed line revenue	46	190	121	15	896	45	(114)	1,199
Other service revenue	94	75	158	125	–	148	(171)	429
Total service revenue	2,883	2,560	2,670	2,476	905	2,491	(331)	13,654	14.6	(1.0)
Other revenue	125	92	218	238	16	145	(8)	826
Total revenue	3,008	2,652	2,888	2,714	921	2,636	(339)	14,480	14.3	(1.1)
Direct costs	(502)	(602)	(617)	(801)	(448)	(633)	312	(3,291)
Customer costs(2)	(793)	(485)	(941)	(911)	(183)	(666)	19	(3,960)
Operating expenses	(389)	(375)	(334)	(372)	(121)	(405)	8	(1,988)
EBITDA	1,324	1,190	996	630	169	932	–	5,241	8.4	(5.1)
Depreciation and amortisation:
Acquired intangibles	–	(27)	(4)	(9)	–	(5)	–	(45)
Purchased licence	(199)	(45)	(3)	(166)	–	(41)	–	(454)
Other	(359)	(258)	(270)	(321)	(65)	(302)	–	(1,575)
Share of result in associates	–	–	–	–	–	296	–	296
Adjusted operating profit	766	860	719	134	104	880	–	3,463	5.9	(7.7)

EBITDA margin	44.0%	44.9%	34.5%	23.2%	18.3%	35.4%		36.2%

Six months ended 30 September 2007
Voice revenue	1,823	1,521	1,766	1,776	–	1,591	(36)	8,441
Messaging revenue	348	317	181	433	–	248	–	1,527
Data revenue	254	114	156	173	–	120	–	817
Fixed line revenue	7	10	9	12	758	16	(32)	780
Other service revenue	83	63	139	109	–	129	(175)	348
Total service revenue	2,515	2,025	2,251	2,503	758	2,104	(243)	11,913
Other revenue	135	72	188	214	10	139	(2)	756
Total revenue	2,650	2,097	2,439	2,717	768	2,243	(245)	12,669
Direct costs	(447)	(437)	(490)	(781)	(346)	(548)	243	(2,806)
Customer costs(2)	(724)	(332)	(742)	(851)	(160)	(535)	2	(3,342)
Operating expenses	(329)	(292)	(258)	(351)	(124)	(333)	–	(1,687)
EBITDA	1,150	1,036	949	734	138	827	–	4,834
Depreciation and amortisation:
Acquired intangibles	–	–	–	(11)	–	(4)	–	(15)
Purchased licence	(170)	(39)	(3)	(166)	–	(35)	–	(413)
Other	(336)	(221)	(231)	(314)	(46)	(250)	–	(1,398)
Share of result in associates	–	–	–	–	–	261	–	261
Adjusted operating profit	644	776	715	243	92	799	–	3,269

EBITDA margin	43.4%	49.4%	38.9%	27.0%	18.0%	36.9%		38.2%

	%	%	%	%	%	%
Change at constant exchange rates
Voice revenue	(5.4)	(3.1)	(3.2)	(7.8)	–	(2.5)
Messaging revenue	(10.3)	5.9	(1.4)	9.0	–	2.8
Data revenue	22.5	36.8	1.6	30.6	–	33.8
Fixed line revenue	411.1	1,483.3	1,110.0	25.0	1.1	150.0
Other service revenue	(1.1)	1.4	(3.7)	14.7	–	(1.3)
Total service revenue	(1.8)	8.2	1.5	(1.1)	2.1	1.4
Other revenue	(20.9)	8.2	–	11.2	45.5	(11.0)
Total revenue	(2.8)	8.2	1.4	(0.1)	2.7	0.6
Direct costs	(3.8)	18.3	7.9	2.6	10.6	(1.1)
Customer costs	(6.3)	25.0	8.5	7.1	(1.6)	6.7
Operating expenses	1.3	9.3	11.0	6.0	(16.6)	4.1
EBITDA	(1.4)	(1.7)	(10.1)	(14.2)	5.0	(3.6)
Depreciation and amortisation:
Acquired intangibles	–	2,600.0	–	(18.2)	–	25.0
Purchased licence	–	–	–	–	–	–
Other	(8.4)	(0.4)	–	2.2	20.4	(9.6)
Share of result in associates	–	–	–	–	–	(3.0)
Adjusted operating profit	1.9	(5.0)	(13.9)	(44.9)	(2.8)	(5.8)

EBITDA margin movement (pps)	0.6	(4.5)	(4.4)	(3.8)	0.4	(1.5)

Notes:

(1)         The Group revised its presentation of revenue and costs during the period. Further details of this change are provided under the heading “Change in presentation” on page 41.

(2)         Customer costs include £2,652 million (2007: £2,263 million) of acquisition and retention costs and £1,308 million (2007: £1,079 million) of other customer costs.

Revenue increased 14.3% for the six months ended 30 September 2008, but declined slightly by 1.1% on an organic basis, with the difference predominantly due to the impact of favourable exchange rate movements reflecting the 14.4% strengthening of the average sterling/euro rate, compared to the same period in the previous year, and the impact of businesses acquired from Tele2 in Italy and Spain. The competitive and regulatory environment in Europe remains challenging. Although new tariffs and promotions led to increased usage, they were more than offset by pricing pressures due to increased competition, lower termination rates and roaming regulation.

The organic decline in service revenue of 1.0% in the first half of the year compares to an increase of 1.9% in the second half of the prior financial year, principally reflecting tougher competitive and economic environments in Spain and the UK. Underlying trends in the first and second quarters were broadly similar after taking into account the timing of Easter and a VAT refund in the UK in the second quarter of the prior financial year.

The impact of acquisitions and foreign exchange movements on service revenue and revenue growth are shown below:

	Organic	Impact of acquisitions	Impact of	Reported
	change	and disposal	exchange rates	change
	%	Percentage points	Percentage points	%

Service revenue
Germany	(1.8)	–	16.4	14.6
Italy	0.9	7.3	18.2	26.4
Spain	(2.4)	3.9	17.1	18.6
UK	(1.1)	–	–	(1.1)
Arcor	2.1	–	17.3	19.4
Other Europe	0.8	0.6	17.0	18.4
Europe	(1.0)	2.2	13.4	14.6

Revenue - Europe	(1.1)	2.0	13.4	14.3

Voice revenue declined by 4.3% on an organic basis as a result of:

•                 outgoing voice revenue falling by 2.4% on an organic basis to £6.5 billion, with an 11.6% increase in outgoing usage stemming from both increased usage per customer and new customer additions being more than offset by a 12.6% reduction in the effective price per minute from increased competition;

•                incoming voice revenue decreasing by 7.2% on an organic basis to £1.7 billion, reflecting regulatory driven termination rate cuts, partially offset by 4.0% growth in incoming voice usage; and

•                roaming revenue declining by 11.8% on an organic basis to £0.7 billion, reflecting a fall in the average effective roaming rate per minute due to regulatory actions as well as the impact of the prior year UK VAT refund. These were partially offset by slowing growth in voice usage.

Messaging revenue grew by 1.4% at constant exchange rates. The growth rate slowed from the prior financial year following the high penetration of messaging promotions and options within bundled contracts.

Data revenue increased by 23.5% on an organic basis, with increased penetration of mobile PC connectivity devices, including the Vodafone Mobile Connect USB modem, as well as attractive tariff and commercial package offerings. Mobile email applications have also seen continued strong growth, while content downloads have slowed. The number of customers connected by handheld enterprise devices and mobile PC connectivity devices grew from 3.6 million at 30 September 2007 to 6.8 million at 30 September 2008.

Fixed line revenue decreased by 0.3% on an organic basis, principally due to declining revenue growth in Arcor’s legacy fixed voice services. Revenue growth from fixed broadband is subject to strong price pressure and a slowing economic environment, which outweighed the strong organic increase in the fixed broadband customer base to 3.9 million.

Other service revenue was up 9.7% on an organic basis, primarily due to continued growth in MVNOs.

Adjusted operating profit grew by 5.9%, but declined by 7.7% on an organic basis, with the difference largely attributable to favourable exchange rate movements. The table below sets out the impact of acquisitions and exchange rate movements on EBITDA and adjusted operating profit:

	Organic	Impact of acquisitions	Impact of	Reported
	change	and disposal	exchange rates	change
	%	Percentage points	Percentage points	%

EBITDA
Germany	(1.6)	0.2	16.5	15.1
Italy	(2.6)	0.9	16.6	14.9
Spain	(9.3)	(0.8)	15.1	5.0
UK	(14.2)	–	–	(14.2)
Arcor	5.0	–	17.5	22.5
Other Europe	(3.4)	(0.2)	16.3	12.7
Europe	(5.1)	–	13.5	8.4

Adjusted operating profit
Germany	1.6	0.3	17.0	18.9
Italy	(3.0)	(2.0)	15.8	10.8
Spain	(11.2)	(2.7)	14.5	0.6
UK	(44.9)	–	–	(44.9)
Arcor	(2.8)	–	15.8	13.0
Other Europe	(7.5)	1.7	15.9	10.1
Europe	(7.7)	(0.6)	14.2	5.9

The organic decline in adjusted operating profit was primarily driven by the organic reduction in revenue coupled with an increase in customer costs.

•                 Direct costs decreased by 0.7% on an organic basis, with a higher percentage of outgoing traffic terminating on the Group’s network and the consequential benefit from lower termination rates mitigating the increase in volume of outgoing voice traffic terminating on networks of other operators.

•                 Customer costs grew by 3.0% on an organic basis, reflecting higher acquisition and retention costs following a change in the mix of gross additions from prepaid customers to higher value contract customers as well as a focus on retention of higher value contract customers.

•                 Operating expenses increased by 1.3% on an organic basis and remained broadly stable as a percentage of service revenue in comparison to the same period last year. Operating expenses benefited from a continued emphasis on cost control, particularly in technology from reduction of leased lines costs including migration to owned transmission, outsourcing activities, efficiencies in maintenance and data centre consolidation.

•                 Depreciation and amortisation remained stable on an organic basis in comparison with the same period last year.

Germany

Service revenue fell by 1.8% at constant exchange rates. The rate of decline in service revenue was lower than that in the prior year due to consumer fixed broadband growth and reduced rate of voice revenue declines, with increased on-network bundles. These tariffs led to some migration from messaging to voice revenue. Germany continued to experience price pressure in the prepaid market, with high levels of competition from resellers in particular, and in response Vodafone recently launched a simpler tariff portfolio. Data revenue growth remained strong at 22.5% at constant exchange rates, driven by performance of PC connectivity in the enterprise market segment.

At constant exchange rates, adjusted operating profit grew by 1.9%. The management focus on reducing costs led to a decrease in acquisition and retention costs, including reductions in the number of upgrades, increases in SIM-only contracts, improved equipment margins from higher selling prices for selected handsets and fewer promotions.

Italy

Organic growth in service revenue was 0.9%. Revenue growth has normalised, with the impact of regulatory cancellations of top-up fees in February 2007 now being included in both periods. During the period, Vodafone launched a number of commercial initiatives to stimulate voice and messaging usage on the Vodafone network. Revenue growth has also benefited from the continued increase in both the consumer and enterprise contract customer base, as well as strong data revenue growth from increased penetration of PC connectivity and email devices. As part of the increased focus on offering customers integrated solutions, ‘Vodafone Station’ was launched in June 2008, which offers both fixed line services in the home as well as immediate broadband connectivity when leaving the Vodafone store.

Adjusted operating profit declined 3.0% on an organic basis. Customer costs increased through the continued focus on obtaining higher value contract consumer and enterprise customers, which have higher acquisition costs than prepaid. The resources required for the introduction of Vodafone At Home and Vodafone Office services also increased expenses during the period. Reported margin also declined due to the acquisition of Tele2 in December 2007.

Spain

On an organic basis, service revenue declined by 2.4% in line with the decrease reported in the first quarter of this financial year. Although the customer base continued to rise, with a strong focus on contract customers, revenue growth remains challenging in a highly competitive market where customer behaviour is changing with the macro economic environment. Within data revenue, growth of PC connectivity revenue offset the impact of the introduction of new pricing plans for mobile internet and data roaming, the decreasing number of content downloads and lower promotional activity compared to the same period last year.

On an organic basis, adjusted operating profit decreased by 11.2%. Vodafone’s focus on contract customers has led to higher acquisition and retention costs in an increasingly competitive market. Managing churn remains a key focus in the current economic environment. Direct costs also increased from the adverse impact of mandatory costs related to universal service obligations. Reported margin also declined due to the acquisition of Tele2 in December 2007.

UK

Service revenue fell by 1.1%, including a 1.2 percentage point impact from the inclusion of a VAT refund in the prior period. The year on year growth rate slowed in the second quarter compared with the prior quarter as a result of competitive downward pressures on voice and messaging tariffs, primarily due to increased bundle sizes, a lower effective roaming price per minute due to regulation and slower customer base growth. Data revenue continued to show strong growth, driven primarily by higher penetration of consumer mobile broadband and mobile internet bundles. Other service revenue rose during the period, reflecting the higher traffic volumes with MVNOs.

Adjusted operating profit decreased by £109 million to £134 million, including a £30 million VAT refund in the prior period. Interconnect costs increased primarily due to higher usage in messaging services and data roaming, partially offset by a decrease in voice services due to a lower effective cost per minute. Retention costs rose significantly due to the benefit arising from the introduction in 2006 of 18 month contracts, resulting in a lower proportion of the contract base receiving upgrades in the prior period. Operating expenses grew, primarily due to the impact of the sterling/euro exchange rate on intercompany charges billed in euros. Otherwise, operating expenses were broadly stable year on year.

Arcor

On 19 May 2008, the Group acquired a 26.4% interest in Arcor, following which the Group owns 100% of Arcor.

Service revenue rose by 2.1% at constant exchange rates. Growth slowed during the second quarter as a result of the impact of the highly competitive environment driving increased promotions and higher tariff migrations. The growth in service revenue reflected continued strength of fixed broadband consumer growth offset by declining revenue from legacy fixed voice services. Arcor’s own customer base increased to 2.5 million which, combined with Vodafone Germany’s 0.4 million customers, brought the German fixed broadband customer base to 2.9 million at 30 September 2008.

Adjusted operating profit fell 2.8% at constant exchange rates. The larger fixed broadband customer base and increased access line fees caused direct costs to increase, partially offset by a decrease in operating expenses due to a €20 million (£16 million) VAT refund.

Other Europe

On an organic basis, service revenue rose by 0.8%. The Netherlands benefited from strong market share gains and customer base growth. Attractive voice promotions and higher penetration of PC connectivity devices contributed to the growth in Portugal. Growth was partially offset by a decline in Greece resulting from slowing customer base growth, mobile termination rate cuts and significant price reductions in the prepaid market segment.

Adjusted operating profit fell on an organic basis by 7.5%, reflecting a fall in Vodafone’s share in the results of associates, due to higher costs arising from the integration of Neuf Cegetel and SFR. In addition, Greece contributed to the decrease in operating profit due to the lower revenue in the period. This was partially offset by growth in Portugal due to general cost control at a time of increased take-up of fixed broadband.

Vivendi will report its third quarter results, including those of SFR, on 13 November 2008.

EMAPA RESULTS(1)

		Middle East
	Eastern	Africa		Associates
	Europe	& Asia	Pacific	US	Eliminations	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Six months ended 30 September 2008
Voice revenue	1,457	2,131	533		–	4,121
Messaging revenue	183	107	147		–	437
Data revenue	69	127	50		–	246
Fixed line revenue	10	9	19		–	38
Other service revenue	81	93	44		(1)	217
Total service revenue	1,800	2,467	793		(1)	5,059	25.7	8.2
Other revenue	72	167	110		–	349
Total revenue	1,872	2,634	903		(1)	5,408	25.7	8.8
Direct costs	(559)	(755)	(261)		1	(1,574)
Customer costs(2)	(411)	(469)	(327)		–	(1,207)
Operating expenses	(288)	(495)	(142)		–	(925)
EBITDA	614	915	173		–	1,702	19.2	8.0
Depreciation and amortisation:
Acquired intangibles	(124)	(222)	–		–	(346)
Purchased licence	(12)	(15)	(9)		–	(36)
Other	(272)	(312)	(114)		–	(698)
Share of result in associates	–	16	–	1,480	–	1,496
Adjusted operating profit	206	382	50	1,480	–	2,118	21.4	14.9
EBITDA margin	32.8%	34.7%	19.2%			31.5%
Six months ended 30 September 2007
Voice revenue	1,200	1,664	476		–	3,340
Messaging revenue	150	88	123		–	361
Data revenue	46	48	25		–	119
Fixed line revenue	8	4	10		–	22
Other service revenue	69	77	37		–	183
Total service revenue	1,473	1,881	671		–	4,025
Other revenue	51	138	87		–	276
Total revenue	1,524	2,019	758		–	4,301
Direct costs	(466)	(530)	(216)		–	(1,212)
Customer costs(2)	(339)	(397)	(254)		–	(990)
Operating expenses	(241)	(316)	(114)		–	(671)
EBITDA	478	776	174		–	1,428
Depreciation and amortisation:
Acquired intangibles	(104)	(208)	–		–	(312)
Purchased licence	(12)	(16)	(8)		–	(36)
Other	(191)	(223)	(103)		–	(517)
Share of result in associates	–	1	–	1,180	–	1,181
Adjusted operating profit	171	330	63	1,180	–	1,744
EBITDA margin	31.4%	38.4%	23.0%			33.2%
	%	%	%	%
Change at constant exchange rates
Voice revenue	3.3	28.2	1.7
Messaging revenue	2.2	21.6	8.9
Data revenue	25.5	159.2	78.6
Fixed line revenue	11.1	125.0	90.0
Other service revenue	(1.2)	16.3	7.3
Total service revenue	3.7	31.0	7.5
Other revenue	20.0	26.5	14.6
Total revenue	4.3	30.7	8.3
Direct costs	2.2	42.5	10.1
Customer costs	3.0	20.6	15.5
Operating expenses	2.1	57.6	13.6
EBITDA	8.3	17.0	(8.5)
Depreciation and amortisation:
Acquired intangibles	5.1	8.8	–
Purchased licence	9.1	(16.7)	–
Other	11.5	40.5	0.9
Share of result in associates	–	1500.0	–	20.6
Adjusted operating profit	0.5	12.7	(25.4)	20.6
EBITDA margin movement (pps)	1.3	(4.1)	(3.5)

Notes:
(1)	The Group revised its presentation of revenue and costs during the period. Further details of this change are provided under the heading “Change in presentation” on page 41.
(2)	Customer costs include £731 million (2007: £613 million) of acquisition and retention costs and £476 million (2007: £377 million) of other customer costs.

Revenue increased by 25.7%, or by 8.8% on an organic basis. Adjusted operating profit grew by 21.4%, or 14.9% on an organic basis. The difference between reported and organic growth was due to favourable exchange rate movements and merger and acquisition activity, primarily the positive impact of the acquisition of Vodafone Essar last year.

The impact of acquisitions, disposal and foreign exchange movements on service revenue, revenue, EBITDA and adjusted operating profit are shown below:

	Organic	Impact of acquisitions	Impact of	Reported
	change	and disposal(1)	exchange rates	change
	%	Percentage points	Percentage points	%
Service revenue
Eastern Europe	3.7	–	18.5	22.2
Middle East, Africa & Asia	15.8	15.2	0.2	31.2
Pacific	7.5	–	10.7	18.2
EMAPA	8.2	7.9	9.6	25.7
Revenue – EMAPA	8.8	7.7	9.2	25.7
EBITDA
Eastern Europe	8.3	–	20.2	28.5
Middle East, Africa & Asia	14.0	3.0	0.9	17.9
Pacific	(8.5)	–	7.9	(0.6)
EMAPA	8.0	2.7	8.5	19.2
Adjusted operating profit
Eastern Europe	0.5	–	20.0	20.5
Middle East, Africa & Asia	11.5	1.2	3.1	15.8
Pacific	(25.4)	–	4.8	(20.6)
EMAPA	14.9	0.2	6.3	21.4

Note:
(1)

Impact of acquisitions and disposal includes the impact of the change in consolidation status of Safaricom from a joint venture to an associate in May 2008 following completion of the share allocation for the public offering of 25% of Safaricom’s shares previously held by the Government of Kenya.

The organic growth in revenue and adjusted operating profit was driven predominantly by the 16.0% organic increase in the average customer base of the region.

Eastern Europe

Service revenue rose by 3.7% and adjusted operating profit grew by 0.5%, both on an organic basis, with the performance in Romania being the main driver. The organic growth rates for the period were adversely impacted by the inclusion of Turkey in the organic calculation for the first time due to tough competitive and regulatory conditions in the market.

Romania

Service revenue grew by 7.4% at constant exchange rates, to £465 million. The average customer base rose by 12.3% and usage increased by 11.8% due to successful initiatives focusing on enterprise and contract customers, such as the Vodafone Complet package bundling a number of services for a flat fee, to offset strong competition in prepaid. This led to a positive impact on the contract customer mix and more than offset the impact of effective price per minute decreases. Romania recorded a strong rise in mobile PC connectivity devices and data revenue, resulting from successful data promotions and flexible access offers.

Adjusted operating profit increased by 5.2% at constant exchange rates to £101 million. Aggressive market competition and the anticipation of the impact of mobile number portability from October 2008 led to increased acquisition costs per customer, while other customer costs increased, primarily due to the continued trend towards direct distribution channels. As mobile penetration increased, the value per incremental customer decreased. Continued network development to support 3G data offerings and improve network coverage in rural areas led to higher depreciation and amortisation during the period.

Turkey

At constant exchange rates, service revenue increased by 0.5% to £607 million, with a year on year decline in the second quarter of 2.1%. Termination rate cuts during the half-year period impacted service revenue growth by 6.4 percentage points. Although the average customer base rose by 16.0%, the total customer base at 30 September was 0.3% lower than at 30 June 2008. The market was dominated by prepaid customers using multiple SIM cards to optimise use between networks, which led to falls in usage per customer and activity levels. Strong pricing and top-up campaigns by competitors and the fact that the Muslim festival of Ramadan, a period of traditional low customer activity, fell fully in the period and reduced revenue growth, particularly in the second quarter.

Adjusted operating profit declined by £17 million to £1 million. Direct costs benefited from termination rate cuts during the period. These benefits were offset by increases in other direct costs, as subscriber taxes grew in line with the rise in the customer base. Customer costs reflected the decline in customer additions in comparison to the prior period. Operating expenses grew, reflecting higher personnel costs due to business expansion and higher costs from the expansion of the network, which also impacted depreciation and amortisation.

The Turkish government is expected to auction 3G licences in November 2008.

Middle East, Africa and Asia

On an organic basis, service revenue grew by 15.8% and adjusted operating profit increased by 11.5%, both reflecting an increase in the organic average customer base.

Egypt

Service revenue grew by 17.5% at constant exchange rates to £550 million. The average customer base rose by 38.9% and usage per customer increased. These movements were partly offset by a fall in the effective price per minute reflecting increased competition and lower priced offerings in the marketplace. Data revenue, a small but growing revenue stream in Egypt, was higher following the launch of the Vodafone Mobile Connect USB modem and Vodafone Mobile Internet.

Adjusted operating profit rose by 9.8% at constant exchange rates to £190 million, with the growth in revenue more than offsetting an increase in costs. Direct costs increased as a result of the rise in prepaid airtime commissions and the timing of the launch of 3G in the Egypt market, with licensing costs only reflected in part of the prior period. The timing of the 3G launch in May 2007 and higher capital expenditure in the prior year impacted depreciation and amortisation. Customer costs grew in line with the increase in the average customer base.

Vodacom

At constant exchange rates, service revenue rose by 14.5% to £728 million, reflecting the 7.9% increase in the average customer base which took the Group’s share of Vodacom’s customers to 17.8 million. Usage per customer grew as a result of the Yebo4less tariff in South Africa which includes location and time based discounts. Strong growth in data revenue was driven by the increased penetration of mobile PC connectivity devices, as the absence of fixed line alternatives makes mobile data a more attractive offering. Data revenue also benefited from the launch of South Africa’s first high speed uplink packet access (‘HSUPA’) and the launch of Vodafone M-Pesa/Vodafone Money Transfer service in Tanzania.

Adjusted operating profit rose by 12.9% at constant exchange rates to £175 million. The growth in revenue more than offset the increasing cost base, which benefited from lower growth in customer costs as the South African market matures. The cost base was impacted by an increase in operating expenses due to continued expansion, investment in enterprise customers and high wage inflation.

India

Vodafone Essar, which was acquired in May 2007, achieved revenue of £1,178 million, growing by 41%, assuming the Group owned the business for the whole of both periods. Growth on this basis in the second quarter was 36% compared with 46% in the first quarter, with around five percentage points of the decline in growth rate being a result of market driven cuts and the balance attributable to a higher revenue base in the second quarter of the prior period. Net customer additions were 10.5 million, bringing the closing customer base to 54.6 million, an increase of 53.2% in comparison to the same date last year, and was achieved despite the increasingly competitive environment. Customer penetration in the Indian mobile market reached 27% at 30 September 2008.

Adjusted operating profit was £7 million. Customer costs increased at a lower rate than revenue, benefiting from economies of scale. Licensing costs increased as discounts received from the regulator in some service areas have been terminated. Network expansion continued, with an average of 2,000 base stations constructed per month during the period, including in new service areas, while site sharing increased and the joint venture, Indus Towers, launched and steadily increased its operations.

The Indian Government is expected to auction 3G spectrum during the current financial year.

Pacific

On an organic basis, service revenue grew by 7.5%. In Australia, the main drivers were the rise in the average customer base and the positive impact of the improving contract customer mix. In New Zealand, increased penetration of mobile PC connectivity devices and the 68.7% rise in the fixed broadband customer base led to the increase in service revenue.

On an organic basis, adjusted operating profit declined by 25.4%, predominantly due to the performance in Australia, where an increase in loss provision for a prepaid recharge vendor, higher customer costs reflecting increased competition and higher handset subsidies more than offset the revenue growth. This was partially offset by an increase in adjusted operating profit in New Zealand, where the increase in revenue was achieved on a stable cost base.

Associates

	Six months ended 30 September
	2008	2007	% change
	£m	£m	£	$
Share of result of associates
Operating profit	1,632	1,366	19.5	14.9
Interest	(28)	(65)	(56.9)	(57.8)
Tax(1)	(93)	(92)	1.1	(3.7)
Minority interest	(31)	(29)	6.9	5.3
	1,480	1,180	25.4	20.6
Verizon Wireless (100% basis)
Total revenue (£m)	12,877	11,042
EBITDA margin	38.8%	39.1%
Closing customers (‘000)	70,808	63,699
Average monthly ARPU ($)	54.6	54.1
Blended churn	14.7%	15.1%
Messaging and data as a percentage of service revenue	23.7%	18.4%

Note:
(1)

The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless, the Group’s associated undertaking in the US, produced another period of strong organic customer growth, with 2.9 million net customer additions, bringing its customer base to 70.8 million. This was achieved in a market where penetration reached an estimated 90% at 30 September 2008. Concentration on the high value contract segment and low customer churn driven by market leading customer loyalty led to the increase.

Service revenue growth was 11.9% at constant exchange rates, driven by the expanding customer base and a 0.9% increase in ARPU. Non-voice revenue continued to increase strongly, predominantly as a result of growth in data card, email and messaging services. Verizon Wireless continued to lay the foundations for future revenue growth through the expansion of an enhanced wireless broadband service which now covers a population of 260 million.

The EBITDA margin remained strong, decreasing marginally for the period due to increased demand for high-end data devices.

Verizon Wireless completed the acquisition of Rural Cellular Corporation during the period, adding 0.7m customers. On 5 June 2008, Verizon Wireless agreed to acquire Alltel Corporation for $28.1 billion in cash and assumed debt. The transaction is expected to complete by 31 December 2008.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND FUNDING

	Six months ended 30 September
	2008	2007
	£m	£m	%
Net cash inflow from operating activities	6,065	4,860	24.8
Taxation	1,079	1,487
Purchase of intangible fixed assets	(1,099)	(320)
Purchase of property, plant and equipment	(2,475)	(1,902)
Disposal of property, plant and equipment	61	13
Operating free cash flow	3,631	4,138	(12.3)
Taxation	(1,079)	(1,487)
Dividends received from associated undertakings(1)	232	476
Dividends paid to minority shareholders in subsidiary undertakings	(78)	(66)
Dividends received from investments	108	72
Interest received	166	240
Interest paid	(551)	(712)
Free cash flow	2,429	2,661	(8.7)

Qatar licence payment	647	–
Other licence and spectrum payments	25	14
Free cash flow excluding licence and spectrum payments	3,101	2,675	15.9

Acquisitions and disposals(2)	(782)	(5,973)
Amounts received from minority interests(3)	624	–
Put options over minority interests	77	(2,431)
Equity dividends paid	(2,671)	(2,334)
Purchase of treasury shares	(963)	–
Foreign exchange and other	(1,282)	(127)
Net debt increase	(2,568)	(8,204)
Opening net debt	(25,147)	(15,049)
Closing net debt	(27,715)	(23,253)	19.2

Notes:
(1)	Six months ended 30 September 2008 includes £nil (2007: £272 million) from the Group’s interest in SFR and £226 million (2007: £199 million) from the Group’s interest in Verizon Wireless.
(2)

Six months ended 30 September 2008 includes net cash and cash equivalents paid of £779 million (2007: £4,724 million) and assumed debt of £3 million (2007: £1,249 million), excluding liabilities related to put options over minority interests, which are shown separately.

(3)	Includes £591 million in relation to Vodafone Qatar.

Free cash flow excluding licence and spectrum payments increased by 15.9% to £3,101 million as the increased cash generated by operations more than offset higher capital expenditure, and taxation and interest payments were lower than in the same period last year. Free cash flow was lower, primarily due to a £647 million payment representing 60% of the licence in Qatar, of which £530 million was funded by Vodafone Qatar’s other shareholders.

Cash generated by operations increased by £797 million to £7,144 million, with approximately 70% generated in the Europe region. Capital expenditure excluding licence and spectrum payments increased by £694 million, primarily due to network expansion in India and Turkey. EMAPA funded the increase in its capital expenditure through cash generated by operations.

Payments for taxation decreased by £408 million, primarily due to lower settlements, a lower weighted average statutory tax rate and structural benefits following enhancements to the Group’s internal capital structure. Dividends received from associated undertakings fell by 51.3% to £232 million as the Group agreed to an estimated €500 million reduction in dividend payments over a three year period following SFR’s decision to purchase Neuf Cegetel.

Net interest payments decreased 18.4% to £385 million, primarily due to favourable changes in the fair value of interest rate hedging instruments, partially offset by unfavourable exchange rate movements impacting the translation into sterling. The interest charge resulting from the 24.9% increase in average net debt was minimised due to changes in currency mix of and significantly lower interest rates for debt denominated in US dollars.

An analysis of net debt is as follows:

	30 September	31 March
	2008	2008
	£m	£m

Cash and cash equivalents (as presented in the consolidated cash flow statement)	1,071	1,652
Bank overdrafts	63	47
Cash and cash equivalents (as presented in the consolidated balance sheet)	1,134	1,699

Short term borrowings
Bonds	(2,547)	(1,930)
Commercial paper(1)	(2,326)	(1,443)
Bank loans	(609)	(806)
Other short term borrowings	(301)	(353)
	(5,783)	(4,532)

Long term borrowings
Put options over minority interests	(2,587)	(2,625)
Bonds, loans and other long term borrowings(2)	(21,078)	(20,037)
	(23,665)	(22,662)

Trade and other receivables(3)	869	892
Trade and other payables(3)	(270)	(544)
	(28,849)	(26,846)
Net debt	(27,715)	(25,147)

Notes:

(1)

At 30 September 2008, $547 million was drawn under the US commercial paper programme and amounts of €2,156 million, £285 million, $33 million and £12 million equivalent of other currencies were drawn under the euro commercial paper programme.

(2)	At 30 September 2008, £3,948 million related to drawn facilities, including £1,368 million for a JPY term loan and £1,357 million for loans within the Indian corporate structure.
(3)	Represents mark to market adjustments on derivative financial instruments which are included as a component of trade and other receivables and trade and other payables.

The Group’s credit ratings enable it to have access to a range of debt finance, including commercial paper, bonds and committed bank facilities. The following table sets out the Group’s committed bank facilities:

		30 September
		2008
	Maturity	£m

Undrawn facilities
$5.0 billion committed Revolving Credit Facility provided by 33 banks(1)	June 2012	2,823
$4.1 billion committed Revolving Credit Facility provided by 22 banks(1)	July 2011	2,312
Other committed credit facilities	Various	294
Total undrawn committed facilities		5,429

Note:

(1)          Both facilities support US and euro commercial paper programmes of up to $15 billion and £5 billion, respectively.

The Group’s £2,326 million of commercial paper maturing within one year is covered 2.3 times by these undrawn Revolving Credit Facilities. In addition, the Group has historically generated significant amounts of free cash flow, which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion Euro Medium Term Note (‘EMTN’) programme and a US shelf programme which are used to meet medium to long term funding requirements. In the six months ended 30 September 2008, the following bonds were issued:

Date bond issued	Maturity of bond	Currency	Amount million	US shelf programme or EMTN Programme
10 April 2008	10 April 2015	JPY	3,000	EMTN Programme
3 June 2008	3 June 2013	CZK	534	EMTN Programme
18 June 2008	18 June 2010	EUR	1,250	EMTN Programme
13 May 2008	29 November 2012	EUR	250	EMTN Programme

At 30 September 2008, the Group had bonds outstanding with a nominal value of £17,483 million (31 March 2008: £17,143 million). Information on the maturities of the Group’s outstanding bonds is included in the table above and on pages 117 to 119 of the Group’s Annual Report for the year ended 31 March 2008.

Consistent with the development of its strategy, the Group targets low single A long term credit ratings, with its current credit ratings being P-2/F2/A-2 short term and Baa1 stable/A- stable/A- stable long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

TOTAL SHAREHOLDER RETURNS

Dividends

The Company provides returns to shareholders through dividends. The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

The Board has reviewed the present dividend policy in the light of recent foreign exchange rate volatility, the impact of amortisation of acquired intangible assets and the current economic environment and has concluded that it should instead adopt a progressive policy, where dividend growth reflects the underlying trading and cash performance of the Group.

Accordingly, the directors have announced an interim dividend of 2.57 pence per share, representing a 3.2% increase over last year’s interim dividend.

The ex-dividend date is 19 November 2008 for ordinary shareholders, the record date for the interim dividend is 21 November 2008 and the dividend is payable on 6 February 2009.

Other returns

Between 23 July 2008 and 18 September 2008, the Group purchased 736 million of its own shares for an aggregate consideration of £1.0 billion.

OPTION AGREEMENTS AND SIMILAR ARRANGEMENTS

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in the US and India. Details of these agreements are available on page 58 of the Group’s Annual Report for the year ended 31 March 2008.

SIGNIFICANT TRANSACTIONS

The Group invested a net £779 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the six months ended 30 September 2008. An analysis of the significant transactions is shown below.

£m(1)
Acquisition of additional 26.4% stake in Arcor	366
Acquisition of 70% of Ghana Telecommunications Company Limited	485
Other net acquisitions and disposals, including investments	(72)
779

Note:

(1)   Amounts are shown net of cash and cash equivalents acquired or disposed.

Qatar licences

During the period, Vodafone Qatar paid QAR 4,630 million (£647 million), representing 60% of the cost of the mobile licence won in auction in December 2007.

Vodafone Qatar is obligated under the terms of its mobile licence to offer shares consisting of 40% of its equity interests to Qatari citizens through an initial public offering on the Doha securities market. Vodafone Qatar is awaiting approval from the Qatar Financial Markets Authority to proceed with the public offering. Following the public offering, a holding company established by Vodafone (owning 51%) and the Qatar Foundation for Education, Science and Community Development (‘Qatar Foundation’) (owning 49%) is expected to own 45% of Vodafone Qatar’s equity securities, with the remaining 15% expected to be owned by Qatari institutional investors.

Accordingly, the Group expects its effective equity interest in Vodafone Qatar to be 22.95% following the public offering. The Group accounts for Vodafone Qatar as a subsidiary and will continue to do so after the public offering, as Vodafone will continue to exercise control over the company’s significant financial and operating decisions.

The balance of the licence payment is to be paid following completion of the public offering. The Group could be required to fund up to a maximum of QAR 435 million (£67 million) of the remaining licence cost, with the precise amount, if any, dependent on the success of the public offering. The remainder of the licence cost will be funded by the Qatar Foundation and the other shareholders in Vodafone Qatar. Services are expected to be launched under the Vodafone brand by the end of the 2009 financial year.

In September 2008, a consortium comprising Vodafone and Qatar Foundation (‘the Consortium’) was announced as the winning applicant for the second fixed licence in Qatar. The Consortium is undertaking the process to complete the pre-licence grant requirements, including payment of a licence fee of QAR 10 million (£1.5 million).

RISK FACTORS

There are a number of risk factors and uncertainties that could have a significant effect on the Group’s financial performance including:

•	the level of competition in the markets in which it and its interests operate which may affect the Group’s revenue and market share;

•	decisions and changes in the Group’s regulatory environment;

•	the non achievement of expected benefits from cost reduction initiatives and from business acquisitions;

•	expected benefits from investment in networks, licences and new technology may not be realised;

•	delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies;

•	geographic expansion may increase the Group’s exposure to unpredictable economic, political and legal risks;

•	the Group’s strategic objectives may be impeded by the fact that it does not have a controlling interest in some of its ventures;

•	the Group’s business may be adversely affected by the non-supply of equipment and support services by a major supplier;

•	the Group may experience a decline in revenue or profitability notwithstanding its efforts to increase revenue from the introduction of new services; and

•

the Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

In addition to the above, the Group is exposed to financial risks arising from external factors, including the movements in foreign exchange rates, interest rates and other factors such as long term economic growth rates, all of which may impact the Group’s financial performance. Non-financial risks that could have a significant effect on the Group’s financial performance for the six months ending 31 March 2009 and which are outside the Group’s control include the willingness and ability of third parties, including regulators, tax raising authorities and commercial partners, to engage and reach agreement on open matters.

Any of the above and/or changes in assumptions underlying the carrying value of certain Group assets could result in asset impairments.

Further information in relation to these risk factors and uncertainties can be found on pages 52 to 53 of the Group’s Annual Report for the year ended 31 March 2008 which can be found on www.vodafone.com.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•           the unaudited Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”; and

•           the interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R.

Neither the Company nor the directors accept any liability to any person in relation to the Half-Year Financial Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

By Order of the Board

Stephen Scott

Secretary

11 November 2008

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		Six months ended 30 September
		2008	2007
	Note	£m	£m
Revenue	2	19,902	16,994
Cost of sales		(12,414)	(10,212)

Gross profit		7,488	6,782
Selling and distribution expenses		(1,349)	(1,152)
Administrative expenses		(2,160)	(1,850)
Share of result in associated undertakings		1,792	1,443
Impairment loss	3	(1,700)	–
Other income and expense		–	(15)

Operating profit	2	4,071	5,208
Non-operating income and expense		(14)	250
Investment income		501	382
Financing costs		(1,244)	(1,280)

Profit before taxation		3,314	4,560
Income tax expense	4	(1,145)	(1,233)

Profit for the period		2,169	3,327
Attributable to:
– Equity shareholders		2,140	3,290
– Minority interests		29	37

		2,169	3,327
Earnings per share
– Basic	5	4.04p	6.22p
– Diluted	5	4.02p	6.19p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended 30 September
	2008	2007
	£m	£m
(Losses)/gains on revaluation of available-for-sale investments, net of tax	(1,743)	2,568
Exchange differences on translation of foreign operations, net of tax	1,605	705
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(49)	53
Revaluation gain	97	–
Foreign exchange gains transferred to the income statement	(3)	(7)
Fair value gains transferred to the income statement	–	(570)
Net (loss)/gain recognised directly in equity	(93)	2,749
Profit for the period	2,169	3,327
Total recognised income and expense relating to the period	2,076	6,076

Attributable to:
– Equity shareholders	1,989	6,096
– Minority interests	87	(20)

	2,076	6,076

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

	30 September	31 March
	2008	2008
	£m	£m
Non-current assets
Goodwill	49,873	51,336
Other intangible assets	19,479	18,995
Property, plant and equipment	16,687	16,735
Investments in associated undertakings	26,651	22,545
Other investments	6,170	7,367
Deferred tax assets	825	436
Post employment benefits	32	65
Trade and other receivables	1,289	1,067
	121,006	118,546
Current assets
Inventory	471	417
Taxation recoverable	37	57
Trade and other receivables	6,687	6,551
Cash and cash equivalents	1,134	1,699
	8,329	8,724

Total assets	129,335	127,270

Equity
Called up share capital	4,152	4,182
Share premium account	43,005	42,934
Own shares held	(8,093)	(7,856)
Additional paid-in capital	100,145	100,151
Capital redemption reserve	10,102	10,054
Accumulated other recognised income and expense	10,407	10,558
Retained losses	(83,346)	(81,980)
Total equity shareholders’ funds	76,372	78,043
Minority interests	1,685	1,168
Put options over minority interests	(2,712)	(2,740)
Total minority interests	(1,027)	(1,572)

Total equity	75,345	76,471
Non-current liabilities
Long term borrowings	23,665	22,662
Deferred tax liabilities	5,728	5,109
Post employment benefits	128	104
Provisions	339	306
Trade and other payables	575	645
	30,435	28,826
Current liabilities
Short term borrowings	5,783	4,532
Current taxation liabilities	5,363	5,123
Provisions	313	356
Trade and other payables	12,096	11,962
	23,555	21,973

Total equity and liabilities	129,335	127,270

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

		Six months ended 30 September
		2008	2007
	Note	£m	£m
Net cash flows from operating activities	7	6,065	4,860

Cash flow from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net
of cash acquired	8	(909)	(5,475)
Purchase of intangible assets		(1,099)	(320)
Purchase of property, plant and equipment		(2,475)	(1,902)
Purchase of investments		(102)	(30)
Disposal of interests in subsidiaries, net of cash disposed		4	–
Disposal of interests in associated undertakings		25	–
Disposal of property, plant and equipment		61	13
Disposal of investments		203	781
Dividends received from associated undertakings		232	476
Dividends received from investments		108	72
Interest received		166	240
Net cash flows from investing activities		(3,786)	(6,145)
Cash flow from financing activities
Issue of ordinary share capital and reissue of treasury shares		18	170
Net movement in short term borrowings		339	(104)
Proceeds from issue of long term borrowings		2,454	1,119
Repayment of borrowings		(2,032)	(1,271)
Purchase of treasury shares		(963)	–
B share capital redemption		(15)	(4)
Equity dividends paid		(2,671)	(2,334)
Dividends paid to minority shareholders		(78)	(66)
Interest paid		(551)	(712)
Amounts received from minority shareholders		624	–
Net cash flow from financing activities		(2,875)	(3,202)
Net cash flow		(596)	(4,487)
Cash and cash equivalents at beginning of the period		1,652	7,458
Exchange gains/(losses) on cash and cash equivalents		15	(98)
Cash and cash equivalents at end of the period		1,071	2,873

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

1                 Basis of preparation

The unaudited Condensed Consolidated Financial Statements for the six months ended 30 September 2008:

•                 were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) and thereby International Financial Reporting Standards (‘IFRS’), both as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’);

•                 are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2008 Annual Report;

•                 except as disclosed below, apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s annual financial statements for the year ended 31 March 2008;

•                 include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented; and

•                 do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 and were approved by the Board of directors on 11 November 2008.

The information relating to the year ended 31 March 2008 is an extract from the published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the Auditors’ Report was unqualified and did not contain statements under section 237(2) or 237(3) of the UK Companies Act 1985.

The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Change in accounting policy

During the period, the Group changed its accounting policy with respect to the acquisition of minority interests in subsidiaries. The Group now applies the economic entity method, under which such transactions are accounted for as transactions between shareholders and there is no remeasurement to fair value of net assets acquired that were previously attributable to minority shareholders. Prior to this change in policy, the Group applied the parent company method to such transactions, and assets previously attributable to minority interest, including goodwill and other acquired intangible assets, were remeasured to fair value at the date of acquisition.

The Group believes the new policy is preferable as it more closely aligns the accounting for these transactions with the treatment of minority interest as a component of equity and will aid comparability.

The impact of this voluntary change in accounting policy on the financial statements is primarily to reduce goodwill and acquired intangible assets and related income statement amounts arising on such transactions. This change did not result in a material impact on the current half-year period or any periods included within this Half-Year Financial Report.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

2                 Segmental and other analyses

The Group has a single group of related services and products, being the supply of communications services and products.

Six months ended			Intra-		Inter-		Adjusted
30 September 2008	Segment	Common	region	Regional	region	Group	operating
	revenue	functions	revenue	revenue	revenue	revenue	profit
	£m	£m	£m	£m	£m	£m	£m

Germany	3,008		(74)	2,934	(7)	2,927	766
Italy	2,652		(22)	2,630	(3)	2,627	860
Spain	2,888		(58)	2,830	(2)	2,828	719
UK	2,714		(24)	2,690	(6)	2,684	134
Arcor	921		(122)	799	(1)	798	104
Other Europe	2,636		(39)	2,597	(3)	2,594	880
Europe	14,819		(339)	14,480	(22)	14,458	3,463

Eastern Europe	1,872		–	1,872	(28)	1,844	206
Middle East, Africa & Asia	2,634		(1)	2,633	(16)	2,617	382
Pacific	903		–	903	(7)	896	50
Associates – US	–		–	–	–	–	1,480
EMAPA	5,409		(1)	5,408	(51)	5,357	2,118

Common functions	–	93	–	93	(6)	87	190
	20,228	93	(340)	19,981	(79)	19,902	5,771

Six months ended
30 September 2007
Germany	2,650		(63)	2,587	(5)	2,582	644
Italy	2,097		(21)	2,076	(3)	2,073	776
Spain	2,439		(62)	2,377	(3)	2,374	715
UK	2,717		(25)	2,692	(5)	2,687	243
Arcor	768		(32)	736	–	736	92
Other Europe	2,243		(42)	2,201	(3)	2,198	799
Europe	12,914		(245)	12,669	(19)	12,650	3,269

Eastern Europe	1,524		–	1,524	(21)	1,503	171
Middle East, Africa & Asia	2,019		–	2,019	(6)	2,013	330
Pacific	758		–	758	(5)	753	63
Associates – US	–		–	–	–	–	1,180
EMAPA	4,301		–	4,301	(32)	4,269	1,744

Common functions	–	80	–	80	(5)	75	210
	17,215	80	(245)	17,050	(56)	16,994	5,223

A reconciliation of adjusted operating profit to operating profit is shown below. For a reconciliation of operating profit to profit before taxation, see the Consolidated Income Statement on page 23.

	Six months ended 30 September
	2008	2007
	£m	£m

Adjusted operating profit	5,771	5,223
Impairment loss	(1,700)	–
Other items	–	(15)
Operating profit	4,071	5,208

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

3                 Impairment loss

The carrying value of goodwill of the Group’s operations in Turkey, an operating segment included within the Eastern European reportable segment, has been impaired by £1,700 million following a test for impairment triggered by adverse movements in the discount rate and adverse performance against previous plans. The local competitive environment has intensified resulting in lower expectations for customer market share and revenue per user, leading to reduced expectations for EBITDA and capital expenditure.

The impairment loss was based on a value in use calculation using a pre-tax risk adjusted discount rate of 18.6% and was recognised in the income statement as a separate line item within operating profit. The recoverable amount of the Group’s operations in Turkey equals its reported carrying value at 30 September 2008 and consequently, any adverse change in a key assumption underpinning the value in use calculation may cause a further impairment loss to be recognised.

4                 Taxation

	Six months ended 30 September
	2008	2007
	£m	£m

United Kingdom corporation tax (income)/expense at 28% (2007: 30%):
Current year	23	–
Adjustments in respect of prior years	–	(65)

Overseas corporation tax:
Current year	1,211	1,393
Adjustments in respect of prior years	27	(3)
Total current tax expense	1,261	1,325

Deferred tax:
United Kingdom deferred tax	(81)	(66)
Overseas deferred tax	(35)	(26)

Deferred tax benefit	(116)	(92)
Total income tax expense	1,145	1,233

5                 Earnings per share

	Six months ended 30 September
	2008	2007
	million	million

Weighted average number of shares for basic earnings per share	53,006	52,935
Dilutive potential shares: restricted shares and share options	199	181
Weighted average number of shares for diluted earnings per share	53,205	53,116

	£m	£m
Earnings for basic and diluted earnings per share	2,140	3,290

6                 Equity dividends on ordinary shares

	Six months ended 30 September
	2008	2007
	£m	£m

Declared during the period:
Final dividend for the year ended 31 March 2008: 5.02 pence per share
(2007: 4.41 pence per share)	2,667	2,331

Proposed after the balance sheet date and not recognised as a liability:
Interim dividend for the year ending 31 March 2009: 2.57 pence per
share (2008: 2.49 pence per share)	1,348	1,322

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

7                 Net cash flows from operating activities

	Six months ended 30 September
	2008	2007
	£m	£m

Profit for the period	2,169	3,327
Adjustments:
Share-based payment	65	54
Depreciation and amortisation	3,239	2,755
Loss on disposal of property, plant and equipment	25	30
Share of result in associated undertakings	(1,792)	(1,443)
Impairment losses	1,700	–
Other income and expense	–	15
Non-operating income and expense	14	(250)
Investment income	(501)	(382)
Financing costs	1,244	1,280
Income tax expense	1,145	1,233
Increase in inventory	(49)	(106)
Increase in trade and other receivables	(49)	(288)
(Decrease)/increase in trade and other payables	(66)	122
Cash generated by operations	7,144	6,347

Tax paid	(1,079)	(1,487)
	6,065	4,860

8                 Acquisitions

The aggregate cash consideration in respect of purchases of interests in subsidiary undertakings and joint ventures, net of cash acquired, is as follows:

Six months ended
30 September 2008
£m

Cash consideration paid:
Ghana Telecommunications Limited (‘Ghana Telecom’)	485
Acquisition of 26.4% interest in Arcor from minority shareholders(1)	366
Other acquisitions completed during the period	39
Acquisitions completed in previous periods	24
914

Cash acquired	(5)
909

Note:

(1)     This acquisition has been accounted for as a transaction between shareholders. Accordingly, the difference between the cash consideration paid and the carrying value of net assets attributable to minority interests has been accounted for as a charge to retained losses.

Total goodwill acquired was £431 million and included £409 million in relation to Ghana Telecom and £22 million in relation to other acquisitions completed during the period. In addition, amendments to provisional purchase price allocations on acquisitions completed in previous periods resulted in a reduction in goodwill of £50 million.

Ghana Telecom

On 17 August 2008, the Group completed the acquisition of 70% of Ghana Telecom for cash consideration of £485 million, all of which was paid during the period. The initial purchase price allocation has been determined to be provisional pending the completion of the final valuation of the fair value of net assets acquired.

The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Ghana Telecom. The results of the acquired entity have been consolidated in the income statement from the date of acquisition. From the date of acquisition, the acquired entity reduced the profit attributable to equity shareholders of the Group by £14 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m
Net assets acquired:
Identifiable intangible assets(1)	–	136	136
Property, plant and equipment	140	–	140
Inventory	11	–	11
Trade and other receivables	32	–	32
Current taxation liabilities	(1)	–	(1)
Deferred tax liabilities	(10)	(34)	(44)
Trade and other payables	(98)	–	(98)
	74	102	176
Minority interests			(100)
Goodwill			409
Total consideration (including £2 million of directly attributable costs)			485

Note:

(1)               Identifiable intangible assets of £136 million consist of licences and spectrum fees of £112 million and other intangible assets of £24 million.

The following unaudited pro forma summary presents the Group as if Ghana Telecom had been acquired on 1 April 2008. The pro forma amounts include the results of Ghana Telecom, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro forma amounts do not include any possible synergies from the acquisition of Ghana Telecom. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Six months ended
30 September 2008
£m

Revenue	19,954
Profit for the period	2,141
Profit attributable to equity shareholders	2,118

Pence per share
Basic earnings per share	4.00
Diluted earnings per share	3.98

Other

During the six months to 30 September 2008, the Group completed a number of smaller acquisitions for aggregate cash consideration of £39 million, gross of £5 million cash and cash equivalents acquired. All of the net cash consideration was paid during the year. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were £22 million, £22 million and £5 million, respectively.

9                 Related party transactions

The Group’s related parties are its joint ventures, associated undertakings, pension schemes, directors and members of the Executive Committee.

Related party transactions with the Group’s joint ventures and associated undertakings primarily comprise fees for the use of Vodafone products and services, including network airtime and access charges and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these Condensed Consolidated Financial Statements, except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

	Six months ended 30 September
	2008	2007
	£m	£m

Transactions with associated undertakings:

Sales of goods and services	102	113

Purchases of goods and services	115	130

Net interest receivable from/(payable to) joint ventures	8	(20)

	30 September	31 March
	2008	2008
	£m	£m

Amounts owed by joint ventures	379	127

In the six months ended 30 September 2008 the Group made contributions to defined benefit pension schemes of £40 million (six months ended 30 September 2007: £31 million). Amounts of dividends received from associated undertakings are included in the Consolidated Cash Flow Statement.

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report for the year ending 31 March 2009.

10          Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period.

11          Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Issuances and repayment of debt and purchase of equity securities

See “Cash flows and funding” on pages 18 to 20 for details of issuances and repayment of debt, and purchases of the Group’s own shares.

Events after the balance sheet date

On 29 October 2008, the Group announced it had agreed to acquire an additional 4.8% stake in Polkomtel S.A. for cash consideration of €176 million (£141 million) plus accrued interest at closing. The acquisition will increase Vodafone’s stake in Polkomtel from 19.6% to 24.4% and is expected to close in the fourth quarter of the 2008 calendar year.

On 6 November 2008, the Group agreed to acquire an additional 15% stake in Vodacom Group (Proprietary) Limited (‘Vodacom Group’) from Telkom SA Limited (‘Telkom’) for cash consideration of ZAR22.5 billion (£1.4 billion) less the pro rata consolidated attributable net debt of Vodacom Group of approximately ZAR1.55 billion (£0.1 billion). The transaction will increase Vodafone’s shareholding in Vodacom Group from 50% to 65%. The transaction is expected to complete during the first half of the 2009 calendar year following which Vodacom Group will be accounted for as a subsidiary undertaking.

The acquisition is subject to, among other conditions, approval by 75% of Telkom’s shareholders and is interconditional upon Vodacom Group being listed on the Johannesburg Stock Exchange and Telkom demerging the remaining 35% of Vodacom Group to Telkom’s shareholders. Telkom’s two largest shareholders, the Government of South Africa and the Public Investment Corporation Limited, owning a combined 58%, have irrevocably committed to vote in favour of the transaction and will become significant shareholders in Vodacom Group following the completion of the transaction. The transaction is also subject to customary competition authority and regulatory approvals.

Vodacom Group is the leading mobile network operator in South Africa, with a market share of 55%, and holds a portfolio of growing operations in Tanzania, Lesotho, the Democratic Republic of Congo and Mozambique.

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE LLP TO VODAFONE GROUP PLC

Introduction

We have been engaged by the Company to review the Condensed Consolidated Financial Statements in the Half-Year Financial Report for the six months ended 30 September 2008 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the Half-Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Consolidated Financial Statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Half-Year Financial Report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Year Financial Report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The annual financial statements of the Group are prepared in accordance with IFRS as adopted by the European Union. As disclosed in note 1, the Condensed Consolidated Financial Statements included in this Half-Year Financial Report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (‘IAS 34’) as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the Condensed Consolidated Financial Statements in the Half-Year Financial Report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Condensed Consolidated Financial Statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte & Touche LLP

Chartered Accountants

London, United Kingdom

11 November 2008

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies, including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Location in this results
announcement of reconciliation
Non-GAAP measure	Equivalent GAAP measure	and further information
EBITDA	Operating profit	Group results on page 6

Adjusted operating profit	Operating profit	Group results on page 6

Adjusted profit before tax	Profit before tax	Taxation on page 8

Adjusted effective tax rate	Income tax expense as a	Taxation on page 8
percentage of profit before taxation

Adjusted profit attributable to	Profit attributable to equity	Earnings per share on page 8
equity shareholders	shareholders

Operating free cash flow	Net cash flows from operating	Cash flows and funding beginning
	activities	on page 18

Free cash flow	Net cash flows from operating	Cash flows and funding beginning
	activities	on page 18

Free cash flow excluding licence	Net cash flows from operating	Cash flows and funding beginning
and spectrum payments	activities	on page 18

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS
REGIONAL ANALYSIS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capitalised fixed asset additions		Operating free cash flow(1)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE
Germany	3,008	2,650	1,324	1,150	766	644	176	167	1,147	1,114
Italy	2,652	2,097	1,190	1,036	860	776	235	145	850	837
Spain	2,888	2,439	996	949	719	715	226	194	616	595
UK	2,714	2,717	630	734	134	243	164	216	391	430
Arcor	921	768	169	138	104	92	113	94	37	1
Other Europe
Greece	642	599	215	210	116	130	77	66	107	159
Netherlands	790	628	242	214	149	141	47	41	188	139
Portugal	605	502	233	186	158	122	57	42	114	87
Other(2)	599	514	242	217	457	406	31	30	202	159
	2,636	2,243	932	827	880	799	212	179	611	544
Intra-region revenue	(339)	(245)	–	–	–	–	–	–	–	–
Total Europe	14,480	12,669	5,241	4,834	3,463	3,269	1,126	995	3,652	3,521
EMAPA
Eastern Europe
Romania	488	405	224	195	101	86	75	57	150	149
Turkey	629	558	123	102	1	18	127	97	72	(73)
Other(3)	755	561	267	181	104	67	69	70	175	139
	1,872	1,524	614	478	206	171	271	224	397	215
Middle East, Africa and Asia
Egypt	577	443	281	223	190	158	76	114	185	146
India(4)	1,178	723	335	246	7	(18)	592	389	(219)	20
Vodacom	829	768	289	269	175	164	100	62	164	125
Other	50	85	10	38	10	26	13	37	(28)	9
	2,634	2,019	915	776	382	330	781	602	102	300
Pacific	903	758	173	174	50	63	107	91	3	30
Associates - US	–	–	–	–	1,480	1,180	–	–	–	–
Intra-region revenue	(1)	–	–	–	–	–	–	–	–	–
Total EMAPA	5,408	4,301	1,702	1,428	2,118	1,744	1,159	917	502	545
Common functions	93	80	300	303	190	210	95	70	149	86
Inter-region revenue	(79)	(56)	–	–	–	–	–	–	–	–
Total Group	19,902	16,994	7,243	6,565	5,771	5,223	2,380	1,982	4,303	4,152
					Qatar licence payment				(647)	–
					Other licence and spectrum payments				(25)	(14)
					Operating free cash flow				3,631	4,138

Notes:

(1)                     Excluding licence and spectrum payments.

(2)                     Includes elimination of £6 million (2007: £5 million) of intercompany revenue between operating companies within the Other Europe segment.

(3)                     Includes elimination of £3 million (2007: £nil million) of intercompany revenue between operating companies within the Eastern Europe segment.

(4)                     Presents the results of Vodafone Essar from 8 May 2007, being the acquisition date.

See page 33 for use of non-GAAP financial information and page 41 for definition of terms.

REGIONAL RESULTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER

Group(1)
		Quarter ended		Quarter ended	Quarter ended		Quarter ended
	30 June	30 September	30 June	30 September		30 June	30 September
	2008	2008	2007	2007		% change		% change
	£m	£m	£m	£m	£	Organic	£	Organic

Total revenue	9,828	10,074	8,253	8,741	19.1	1.7	15.2	0.1

Voice revenue	6,587	6,680	5,736	6,045	14.8	(1.1)	10.5	(2.5)
Messaging revenue	1,067	1,104	927	961	15.1	2.5	14.9	2.5
Data revenue	664	727	440	496	50.9	29.4	46.6	25.1
Fixed line revenue	613	624	402	400	52.5	(0.6)	56.0	1.6
Other service revenue	271	303	208	272	30.3	16.9	11.4	0.3
Service revenue	9,202	9,438	7,713	8,174	19.3	1.6	15.5	0.2

Europe(1)
		Quarter ended		Quarter ended	Quarter ended		Quarter ended
	30 June	30 September	30 June	30 September		30 June	30 September
	2008	2008	2007	2007		% change		% change
	£m	£m	£m	£m	£	Organic	£	Organic

Total revenue	7,183	7,297	6,219	6,450	15.5	(0.2)	13.1	(2.0)

Voice revenue	4,560	4,587	4,177	4,264	9.2	(3.6)	7.6	(5.0)
Messaging revenue	855	879	745	782	14.8	2.2	12.4	0.7
Data revenue	552	593	388	429	42.3	25.5	38.2	21.8
Fixed line revenue	598	601	391	389	52.9	(1.2)	54.5	0.5
Other service revenue	203	226	149	199	36.2	20.8	13.6	1.3
Service revenue	6,768	6,886	5,850	6,063	15.7	(0.2)	13.6	(1.8)

		Quarter ended		Quarter ended	Quarter ended		Quarter ended
	30 June	30 September	30 June	30 September		30 June	30 September
	2008	2008	2007	2007		% change		% change
	£m	£m	£m	£m	£	Organic	£	Organic

Service revenue
Germany	1,419	1,464	1,238	1,277	14.6	(1.9)	14.6	(1.8)
Italy	1,268	1,292	1,005	1,020	26.2	0.6	26.7	1.3
Spain	1,314	1,356	1,110	1,141	18.4	(2.5)	18.8	(2.2)
UK	1,234	1,242	1,209	1,294	2.1	2.1	(4.0)	(4.0)
Arcor	453	452	375	383	20.8	3.0	18.0	1.3
Other	1,228	1,263	1,028	1,076	19.5	1.7	17.4	(0.1)
Eliminations	(148)	(183)	(115)	(128)
	6,768	6,886	5,850	6,063	15.7	(0.2)	13.6	(1.8)

EMAPA(1)
		Quarter ended		Quarter ended	Quarter ended		Quarter ended
	30 June	30 September	30 June	30 September		30 June	30 September
	2008	2008	2007	2007		% change		% change
	£m	£m	£m	£m	£	Organic	£	Organic

Total revenue	2,637	2,771	2,021	2,280	30.5	9.2	21.5	8.4

Voice revenue	2,027	2,094	1,559	1,781	30.0	7.2	17.6	5.7
Messaging revenue	212	225	182	179	16.5	4.3	25.7	10.8
Data revenue	112	134	52	67	115.4	66.0	100.0	49.3
Fixed line revenue	15	23	11	11	36.4	25.0	109.1	63.6
Other service revenue	102	115	82	101	24.4	7.9	13.9	–
Service revenue	2,468	2,591	1,886	2,139	30.9	8.7	21.1	7.8

		Quarter ended		Quarter ended	Quarter ended		Quarter ended
	30 June	30 September	30 June	30 September		30 June	30 September
	2008	2008	2007	2007		% change		% change
	£m	£m	£m	£m	£	Organic	£	Organic

Service revenue
Eastern Europe	861	939	714	759	20.6	4.5	23.7	3.1
Middle East, Africa & Asia	1,209	1,258	837	1,044	44.4	16.5	20.5	15.1
Pacific	399	394	335	336	19.1	7.3	17.3	7.7
Eliminations	(1)	–	–	–
	2,468	2,591	1,886	2,139	30.9	8.7	21.1	7.8

Note:

(1)         The Group revised its presentation of revenue during the period. Further details of this change are provided under the heading “Change in presentation” on page 41.

RECONCILIATION OF ADJUSTED EARNINGS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER

	Reported		Adjustments		Adjusted
	£m		£m		£m
30 September 2008

Operating profit	4,071		1,700	(1)	5,771

Non-operating income and expense	(14)		14	(2)	–
Investment income and financing costs	(743)		260	(3)	(483)
Profit before taxation	3,314		1,974		5,288
Income tax expense	(1,145)		(129	)(4)	(1,274)
Profit for the period	2,169		1,845		4,014

Attributable to:
– Equity shareholders	2,140		1,845		3,985
– Minority interests	29		–		29
Basic earnings per share from continuing operations	4.04	p			7.52	p

Notes:

(1)       Adjustment relates to the £1,700 million impairment loss for Vodafone Turkey.

(2)       Consists of a £14 million adjustment in relation to disposal of available for sale investments.

(3)       Includes a £346 million adjustment in relation to equity put rights and similar arrangements (see note 2 in investment income and financing costs on page 7), offset by £86 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(4)       Represents a £129 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

	Reported		Adjustments		Adjusted
	£m		£m		£m
30 September 2007

Operating profit	5,208		15	(1)	5,223

Non-operating income and expense	250		(250	)(2)	–
Investment income and financing costs	(898)		376	(3)	(522)
Profit before taxation	4,560		141		4,701
Income tax expense	(1,233)		(34	)(4)	(1,267)
Profit for the period	3,327		107		3,434

Attributable to:
– Equity shareholders	3,290		107		3,397
– Minority interests	37		–		37
Basic earnings per share from continuing operations	6.22	p			6.42	p

Notes:

(1)       Consists of a £15 million adjustment relating to other income and expense.

(2)       Adjustment relates to the profit on disposal of a stake in Bharti Airtel.

(3)       Includes a £286 million adjustment in relation to equity put rights and similar arrangements (see note 2 in investment income and financing costs on page 7), and a £90 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(4)       Represents a £15 million adjustment relating to the recognition of a pre-acquisition deferred tax asset and a £19 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMERS(1) – 1 APRIL 2008 TO 30 SEPTEMBER 2008

	QUARTER TO 30 JUNE 2008				QUARTER TO 30 SEPTEMBER 2008
	AT 1 APR	NET	OTHER	AT 30 JUNE	NET	OTHER	AT 30 SEP
	2008	ADDITIONS	MOVEMENTS(2)	2008	ADDITIONS	MOVEMENTS(2)	2008
COUNTRY (in thousands)								PREPAID(3)

Europe

Germany	34,412	883	–	35,295	896	–	36,191	56.7%
Italy	23,068	(12)	–	23,056	143	–	23,199	89.3%
Spain	16,039	171	–	16,210	176	–	16,386	40.8%
UK	18,537	(27)	–	18,510	207	–	18,717	58.8%
	92,056	1,015	–	93,071	1,422	–	94,493	64.2%

Other Europe

Albania	1,130	26	–	1,156	59	–	1,215	93.7%
Greece	5,460	82	–	5,542	79	–	5,621	68.4%
Ireland	2,264	(17)	–	2,247	(16)	–	2,231	70.2%
Malta	200	(1)	–	199	7	–	206	86.4%
Netherlands	4,252	108	–	4,360	103	–	4,463	42.3%
Portugal	5,209	58	–	5,267	183	–	5,450	78.2%
	18,515	256	–	18,771	415	–	19,186	67.1%
Europe	110,571	1,271	–	111,842	1,837	–	113,679	64.7%

EMAPA

Eastern Europe
Czech Republic	2,698	53	–	2,751	77	–	2,828	48.8%
Romania	8,921	335	–	9,256	260	–	9,516	63.3%
Hungary	2,340	54	–	2,394	53	–	2,447	54.9%
Turkey	16,935	474	–	17,409	(46)	–	17,363	88.8%
Poland	2,653	(11)	–	2,642	108	–	2,750	54.4%
	33,547	905	–	34,452	452	–	34,904	68.9%

Middle East, Africa & Asia

Egypt	14,073	1,129	–	15,202	1,189	–	16,391	96.0%
Ghana	–	–	–	–	42	1,629	1,671	99.4%
Kenya	4,092	241	(4,333)	–	–	–	–	–
South Africa(4)	16,998	283	–	17,281	563	–	17,844	88.6%
India	44,126	5,069	–	49,195	5,430	–	54,625	91.5%
	79,289	6,722	(4,333)	81,678	7,224	1,629	90,531	92.1%

Pacific

Australia	3,690	50	–	3,740	(10)	–	3,730	68.3%
New Zealand	2,366	35	–	2,401	26	–	2,427	72.5%
Fiji	223	74	–	297	43	–	340	97.2%
	6,279	159	–	6,438	59	–	6,497	72.8%
EMAPA	119,115	7,786	(4,333)	122,568	7,735	1,629	131,932	85.1%
Group	229,686	9,057	(4,333)	234,410	9,572	1,629	245,611	76.7%
Reconciliation to proportionate
Minority interests in above	(23,050)	(2,305)	542	(24,813)	(2,500)	(497)	(27,810)

Associates and investments

United States	30,230	656	21	30,907	665	292	31,864	5.4%
Other	23,620	1,107	3,791	28,518	1,336	–	29,854	96.8%
	53,850	1,763	3,812	59,425	2,001	292	61,718
Proportionate(5)	260,486	8,515	21	269,022	9,073	1,424	279,519	83.0%
Europe	118,843	1,277	–	120,120	1,819	–	121,939	64.7%
EMAPA	141,643	7,238	21	148,902	7,254	1,424	157,580	85.9%

Notes:

(1)       Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.

(2)       Other movements principally relate to Kenya being accounted for as an associate from 28 May 2008 following the allocation of shares in its public offering and the acquisition of Ghana Telecom on 15 August 2008.

(3)       Prepaid customer percentages are calculated on a venture basis. At 30 September 2008, there were 897.5 million venture customers.

(4)       South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(5)       Proportionate customers are based on equity interests as at 30 September 2008. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.58% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008	30 JUN 2008	30 SEP 2008
Germany(1)	Total	20.1%	24.2%	20.7%	20.8%	20.1%	22.6%	21.0%	18.9%
	Contract	15.7%	14.9%	14.0%	14.7%	14.5%	15.1%	16.0%	15.6%
	Prepaid	23.9%	31.9%	26.4%	26.0%	24.7%	28.5%	24.9%	21.5%
Italy	Total	19.4%	20.6%	18.1%	25.0%	24.1%	27.5%	27.1%	30.3%
	Contract	14.8%	14.1%	15.9%	14.7%	17.5%	18.1%	17.6%	15.8%
	Prepaid	19.8%	21.2%	18.3%	25.9%	24.8%	28.4%	28.2%	32.0%
Spain	Total	23.4%	24.7%	22.4%	24.5%	23.6%	24.1%	23.6%	24.3%
	Contract	15.3%	16.6%	14.8%	14.6%	15.2%	16.6%	16.4%	16.1%
	Prepaid	32.8%	34.5%	31.7%	37.2%	34.6%	34.3%	33.6%	36.0%
UK	Total	35.4%	29.8%	34.1%	35.5%	34.7%	35.7%	39.3%	38.5%
	Contract	17.9%	17.4%	15.9%	15.3%	15.6%	17.3%	18.0%	17.5%
	Prepaid	47.0%	37.9%	46.0%	48.8%	47.4%	47.8%	53.7%	52.9%

Note:

(1)       The customer churn for Germany in the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

3G DEVICES(1)

	QUARTER TO 30 JUNE 2008			QUARTER TO 30 SEPTEMBER 2008
	AT 1 APR	NET	AT 30 JUNE	NET	AT 30 SEP
COUNTRY (in thousands)	2008	ADDITIONS	2008	ADDITIONS	2008
Germany	5,836	547	6,383	585	6,968
Italy	5,905	326	6,231	484	6,715
Spain	5,264	546	5,810	691	6,501
UK	3,632	473	4,105	546	4,651
Other Europe	3,555	334	3,889	312	4,201
Europe	24,192	2,226	26,418	2,618	29,036
EMAPA	2,868	572	3,440	578	4,018

Group	27,060	2,798	29,858	3,196	33,054

Consumer devices	23,473	2,076	25,549	2,403	27,952
Enterprise devices	3,587	722	4,309	793	5,102
Group	27,060	2,798	29,858	3,196	33,054

Note:

(1)       3G devices only include those in the Group’s subsidiary and joint venture undertakings. At 30 September 2008, there were an additional 4.5 million (30 June 2008: 4.2 million, 1 April 2008: 4.0 million) registered Vodafone live! with 3G and Vodafone Mobile Connect data card venture customers in the Group’s associated undertakings.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER TO
	31 DEC	31 MAR	30 JUN	30 SEP	31 DEC	31 MAR	30 JUN	30 SEP
COUNTRY (in millions)	2006	2007	2007	2007	2007	2008	2008	2008
Europe
Germany	8,650	9,230	9,897	10,263	10,827	11,023	11,507	11,522
Italy	8,256	8,439	8,932	9,051	9,651	9,813	10,094	10,010
Spain	7,655	8,248	8,530	8,886	8,800	8,815	9,226	9,059
UK	8,160	8,790	8,963	9,112	9,434	9,508	9,650	9,597
Albania	160	167	196	215	188	179	189	222
Greece	2,113	1,985	2,168	2,282	2,244	2,262	2,395	2,443
Ireland	1,462	1,420	1,490	1,517	1,543	1,551	1,719	1,619
Malta	50	48	55	64	59	57	62	70
Netherlands	1,868	1,900	2,006	1,899	2,036	2,077	2,260	2,108
Portugal	1,586	1,612	1,657	1,836	1,764	1,763	1,839	2,049
Europe	39,960	41,839	43,894	45,125	46,546	47,048	48,941	48,699

EMAPA
Eastern Europe
Czech Republic	919	916	985	998	1,075	1,067	1,140	1,129
Hungary	1,030	1,030	1,110	1,149	1,206	1,224	1,284	1,287
Romania(2)	2,231	2,339	2,540	2,726	2,778	2,754	2,910	2,976
Turkey	5,781	6,224	6,583	6,551	6,157	6,155	6,876	7,028
Joint Venture	717	681	769	819	855	930	935	1,037
	10,678	11,190	11,987	12,243	12,071	12,130	13,145	13,457
Middle East, Africa & Asia
Egypt	3,670	4,156	4,794	5,591	5,878	6,398	7,112	7,810
Ghana(3)	–	–	–	–	–	–	–	427
India(4)	–	–	22,277	37,337	41,571	48,766	54,816	59,606
Joint Ventures(5)(6)	6,638	5,781	3,016	4,854	4,613	4,652	4,500	3,430
	10,308	9,937	30,087	47,782	52,062	59,816	66,428	71,273
Pacific
Australia	2,238	2,222	2,179	2,252	2,422	2,402	2,417	2,402
New Zealand	672	771	793	834	888	904	928	951
Joint Venture	34	32	38	42	47	44	52	92
	2,944	3,025	3,010	3,128	3,357	3,350	3,397	3,445
EMAPA	23,930	24,152	45,084	63,153	67,490	75,296	82,970	88,175
Group	63,890	65,991	88,978	108,278	114,036	122,344	131,911	136,874

Notes:

(1)

The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)	During the quarter ended 31 December 2006, Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.
(3)	Ghana Telecom is included from 15 August 2008 following the completion of its acquisition.
(4)	Vodafone Essar is included from 8 May 2007 and usage for the year has been rephased following the further integration of its operations into the Group.
(5)

With effect from the quarter ended 30 September 2007, joint venture minutes within the Middle East, Africa & Asia area include the Group’s share of minutes for Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(6)

With effect from 28 May 2008, joint venture minutes within the Middle East, Africa & Asia area exclude the Group’s share of minutes for Safaricom as it is accounted for as an associate following the allocation of shares in its public offering.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

		31 DEC	31 MAR	30 JUN	30 SEP	31 DEC	31 MAR	30 JUN	30 SEP
COUNTRY		2006	2007	2007	2007	2007	2008	2008	2008

Europe:
Germany	Total	20.9	19.3	19.4	19.4	17.9	16.9	17.0	16.8
(EUR)	Contract	36.7	34.7	34.9	35.3	33.1	32.0	32.4	32.4
	Prepaid	7.0	6.1	6.2	6.1	5.5	5.0	4.8	4.6
Italy	Total	25.6	23.3	23.1	22.6	21.6	20.8	21.3	21.7
(EUR)	Contract	71.1	69.5	69.8	65.2	65.4	62.1	60.6	56.5
	Prepaid	21.5	19.1	18.8	18.6	17.2	16.4	16.8	17.4
Spain	Total	35.1	33.6	36.1	36.4	34.1	32.6	32.6	33.3
(EUR)	Contract	51.3	48.9	52.0	51.7	48.0	45.4	45.4	45.9
	Prepaid	16.0	15.0	16.4	16.5	15.5	14.9	14.4	14.6
UK	Total	23.5	22.5	22.9	23.9	22.5	21.6	22.0	22.0
(GBP)	Contract	43.7	43.4	43.5	45.8	42.2	41.2	41.2	40.5
	Prepaid	9.5	8.6	8.9	9.0	9.0	8.4	8.6	8.8
Albania	Total	2,080	1,860	1,837	2,011	1,773	1,701	1,764	1,941
(ALL)	Contract	16,329	14,612	14,403	14,733	11,781	9,049	9,456	9,632
	Prepaid	1,605	1,419	1,366	1,497	1,308	1,258	1,261	1,422
Greece	Total	27.5	24.6	25.4	26.1	22.7	21.5	22.0	22.7
(EUR)	Contract	61.6	56.5	60.0	62.0	53.4	49.7	51.2	52.9
	Prepaid	11.4	10.1	10.2	10.4	8.9	8.4	8.4	8.6
Ireland	Total	45.6	44.6	45.4	45.1	43.9	41.6	41.7	42.5
(EUR)	Contract	94.5	92.5	94.3	94.1	89.4	85.8	85.4	83.2
	Prepaid	27.9	27.2	27.1	26.6	26.3	24.1	23.7	25.2
Malta(1)	Total	30.9	29.3	34.0	37.6	29.7	26.2	30.2	33.3
(EUR)	Contract	93.7	90.7	93.8	95.9	87.2	74.2	75.9	74.4
	Prepaid	23.9	22.3	27.0	31.0	23.1	20.4	24.1	27.2
Netherlands	Total	31.7	36.1	37.6	38.5	35.9	35.4	36.9	35.6
(EUR)	Contract	52.0	57.8	59.7	59.6	55.8	55.0	57.3	55.1
	Prepaid	9.8	9.8	10.6	10.8	9.4	9.4	9.4	9.3
Portugal	Total	22.4	21.7	22.0	23.4	22.1	21.2	21.4	21.6
(EUR)	Contract	57.8	54.2	54.9	59.0	54.2	50.9	51.5	51.4
	Prepaid	13.2	13.2	13.2	14.0	13.4	13.0	12.9	13.2

EMAPA Subsidiaries:
Australia	Total	54.0	51.3	50.5	49.5	53.2	52.5	48.7	49.0
(AUD)	Contract	98.8	97.1	96.2	93.6	96.8	90.7	88.4	84.1
	Prepaid	37.2	34.1	33.0	32.0	35.2	35.7	31.5	32.6
Czech Republic	Total	658	613	635	619	618	581	604	606
(CZK)	Contract	946	897	916	889	891	844	869	870
	Prepaid	331	295	320	320	319	296	316	321
Egypt	Total	79.4	75.0	75.0	71.0	66.2	63.2	62.1	61.5
(EGP)	Contract	289.9	295.8	308.8	304.5	281.2	286.7	293.5	292.9
	Prepaid	61.4	59.1	60.4	58.2	55.6	52.6	51.4	51.3
Ghana	Total	N/A	N/A	N/A	N/A	N/A	N/A	N/A	5.9
(GHS)	Contract	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0.0
	Prepaid	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6.0
Hungary	Total	5,171	4,749	4,935	4,994	4,846	4,270	4,418	4,527
(HUF)	Contract	8,529	7,847	8,010	7,832	7,484	6,639	6,931	7,065
	Prepaid	3,250	2,839	2,873	2,930	2,801	2,362	2,379	2,426
India	Total	N/A	N/A	N/A	361	349	350	332	305
(INR)	Contract	N/A	N/A	N/A	886	899	910	904	871
	Prepaid	N/A	N/A	N/A	291	283	287	272	250
New Zealand	Total	49.1	47.6	44.8	47.1	49.2	48.1	44.8	44.6
(NZD)	Contract	128.9	122.8	117.2	118.7	120.3	115.7	107.9	106.1
	Prepaid	23.7	23.4	21.4	22.0	23.7	23.3	21.6	21.1
Romania(2)	Total	10.7	9.5	10.8	10.9	10.8	9.7	10.3	10.4
(EUR)	Contract	21.5	19.1	21.9	22.4	22.3	19.6	21.2	21.2
	Prepaid	5.0	4.3	4.7	4.6	4.5	4.0	3.8	3.9
Turkey	Total	14.4	14.4	15.7	16.3	14.6	13.2	13.6	14.2
(TRY)	Contract	28.2	28.7	29.2	29.8	28.7	27.4	27.3	28.6
	Prepaid	12.9	12.9	14.1	14.7	12.9	11.4	11.8	12.3

Notes:

(1)	Malta adopted the euro from 1 January 2008. Historical ARPU numbers have been translated at the 1 January 2008 Maltese lira/euro exchange rate.
(2)

On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. Historical ARPU numbers have been translated at the 1 October 2007 US$/euro exchange rate.

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)	This Half-Year Financial Report will be available on the Vodafone Group Plc website, www.vodafone.com, from 11 November 2008.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Vodafone, Vodafone Mobile Connect, Vodafone Office, Vodafone At Home, Vodafone live!, Vodafone M-Pesa, Vodafone Money Transfer, Vodafone Station, Vodafone Complet and Vodacom are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

Copyright © Vodafone Group 2008

DEFINITION OF TERMS

Term	Definition
ARPU	Service revenue excluding fixed line revenue, fixed advertising revenue and revenue related to business managed services divided by average customers.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of percentage of entity ownership, and exchange rate movements.

For definitions of other terms please refer to page 155 of the Group’s Annual Report for the year ended 31 March 2008.

CHANGE IN PRESENTATION

During the period, the Group revised its presentation of revenue and costs.

Visitor revenue and revenue from Mobile Virtual Network Operators, or MVNOs, are now reported in the line ‘other service revenue’. This revenue was previously reported within each of the lines for voice, messaging and data revenue. Visitor revenue represents the amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network. Visitor revenue previously reported within data revenue will continue to be included in the measurement of total communications initiatives. All periods are presented on the revised basis.

In the revised presentation of costs,

•	direct costs include amounts previously reported as interconnect costs and other direct costs, except for expenses related to ongoing commissions;

•

customer costs include amounts previously reported within acquisition costs and retention costs, as well as expenses related to ongoing commissions, marketing, customer care and sales and distribution; and

•	operating expenses are now comprised primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items.

All periods are presented on the revised basis.

OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s Statement on pages 2 and 3 and the Outlook for the 2009 Financial Year on page 5 of this document, and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes; growth in customers and usage; growth in mobile data, enterprise and broadband; growth in emerging markets, especially India, Turkey and Africa; expectations regarding foreign exchange rates and interest rates; expectations regarding revenue, adjusted operating profit, capitalised fixed asset additions, free cash flows, costs, tax payments and tax rates; expectations regarding capital intensity, capital expenditures and depreciation and amortisation charges; expectations regarding liquidity and capitalisation; expectations regarding the integration or performance of current and future investments, associates, joint ventures and newly acquired businesses; the rate of dividend growth by the Group or its existing investments; and the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to, bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2008. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 12, 2008	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and
Company Secretary